                                               Filed Pursuant to Rule 424(b)(3)
                                               Registration No. 333-104657


PROSPECTUS

                              [BROWN-FORMAN LOGO]

                            BROWN-FORMAN CORPORATION
                               EXCHANGE OFFER FOR

                       $250,000,000 2 1/8% NOTES DUE 2006

                                      AND

                         $350,000,000 3% NOTES DUE 2008

                             ---------------------

     We are offering, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, to exchange an aggregate principal amount of up to $250,000,000 of our 2 1/8% Notes due 2006 and $350,000,000 of our 3% Notes due 2008, which have been registered under the Securities Act of 1933 (and which we refer to as the "exchange notes"), for an equal principal amount of our outstanding 2 1/8% Notes due 2006 and 3% Notes due 2008, in integral multiples of $1,000. When we refer to "old notes," we are referring to the outstanding 2 1/8% Notes due 2006 and the outstanding 3% Notes due 2008.

           THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY
                    TIME, ON MAY 30, 2003, UNLESS EXTENDED.

TERMS OF THE EXCHANGE OFFER

     - We will exchange all old notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

     - You are required to make the representations described on page 18 to us.

     - You may withdraw tendered old notes at any time prior to the expiration of the exchange offer.

     - The terms of the exchange notes are identical in all material respects (including principal amount, interest rate, maturity and redemption rights) to the old notes for which they may be exchanged, except that the exchange notes generally will not be subject to transfer restrictions or be entitled to registration rights, and the exchange notes will not have the right to earn additional interest under circumstances relating to our registration obligations.

     - We will not receive any cash proceeds from the exchange offer.

     - There is no existing market for the exchange notes to be issued, and we do not intend to apply for their listing or quotation on any securities exchange or market.

     SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH THE EXCHANGE OFFER.

                             ---------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE
ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                 The date of this prospectus is April 30, 2003.

                             ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 under the Securities Act of 1933 (the "Securities Act") relating to the exchange offer that incorporates important business and financial information about us that is not included in or delivered with this prospectus. This information is available from us without charge to holders of the old notes as specified below. If we have made references in this prospectus to any contracts, agreements or other documents and also filed any of those contracts, agreements or other documents as exhibits to the registration statement, you should read the relevant exhibit for a more complete understanding of the document or the matter involved.

     You may obtain copies of this information and the documents incorporated by reference in this prospectus at no charge by writing or telephoning us at the following address or telephone number: Brown-Forman Corporation, 850 Dixie Highway, Louisville, Kentucky 40210 USA, Attention: Lawson Whiting, Assistant Vice President and Director of Investor Relations, telephone number (502) 774-7074.

     TO OBTAIN TIMELY DELIVERY OF ANY OF OUR FILINGS, AGREEMENTS OR OTHER DOCUMENTS, YOU MUST MAKE YOUR REQUEST TO US NO LATER THAN MAY 22, 2003. IN THE EVENT THAT WE EXTEND THE EXCHANGE OFFER, YOU MUST SUBMIT YOUR REQUEST AT LEAST FIVE BUSINESS DAYS BEFORE THE EXPIRATION DATE OF THE EXCHANGE OFFER, AS EXTENDED. WE MAY EXTEND THE EXCHANGE OFFER IN OUR SOLE DISCRETION. SEE "THE EXCHANGE OFFER" FOR MORE DETAILED INFORMATION.

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any person to provide you with additional, different, or inconsistent information. If anyone provides you with additional, different, or inconsistent information, you should not rely on it. You should assume that the information contained or incorporated by reference in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

                               TABLE OF CONTENTS

Prospectus Summary..........................................    1
Risk Factors................................................   10
Forward-Looking Statements..................................   12
Exchange Offer..............................................   13
Use of Proceeds.............................................   22
Capitalization..............................................   23
Description of Certain Indebtedness.........................   24
Description of the Exchange Notes...........................   26
Registration Rights.........................................   38
Certain U.S. Federal Income Tax Considerations..............   41
Plan of Distribution........................................   43
Legal Matters...............................................   44
Experts.....................................................   44
Certain Documents Incorporated by Reference.................   44
Available Information.......................................   45

                             ---------------------

     As used in this prospectus the terms "Brown-Forman," "the Company," "we," "our," and "us" refer to Brown-Forman Corporation and its subsidiaries as a combined entity, except where it is clear that the terms mean only Brown-Forman Corporation. For purposes of the sections entitled "Description of the Exchange Notes" and "Description of Certain Indebtedness," whenever we refer to "Brown-Forman" or "us" or use the terms "we" or "our," we are referring to Brown-Forman Corporation and not any of our subsidiaries. References to "$" and "dollars" are to U.S. dollars.

     Certain market data contained or incorporated by reference in this prospectus are based on independent industry publications and reports by market research firms. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources referred to above.

                                        i
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                               PROSPECTUS SUMMARY

     The following summary highlights selected information contained or incorporated by reference in this prospectus and does not contain all the information that may be important to you. You should carefully read this entire prospectus, including the financial data and related notes and the documents incorporated by reference in this prospectus, before making a decision to exchange your old notes for exchange notes.

                            BROWN-FORMAN CORPORATION

     Brown-Forman is one of the leading global spirits companies, producing and marketing premium branded spirits and wines that are sold in more than 135 countries. Our portfolio of strong premium spirits brands includes Jack Daniel's(R), Southern Comfort(R), Canadian Mist(R) and Finlandia Vodka(R), the latter of which we own an 80% stake; our major wine brands include Fetzer(R) and Bolla(R). We also market certain premium spirit and wine brands that we do not own such as Korbel(R)(1) California Champagne, Glenmorangie(R) Single Malt Scotch, and Appleton(R) Rums under sales and distribution agreements. In addition, we manufacture and market consumer durables under some of the most well-recognized fine china, crystal, flatware and luggage and leather goods brands in the United States. The Company was founded in 1870 by George Garvin Brown and descendents of the Brown family remain active in the Company to this day including our current Chairman and CEO, Owsley Brown II, the great-grandson of the founder.

     For the fiscal year ended April 30, 2002, we generated net sales of $2,224 million and net income of $228 million. For the nine-month period ended January 31, 2003, we generated net sales of $1,807 million and net income of $187 million. The Company operates in two business segments: Wine and Spirits, which contributed approximately 90% of our operating income for the nine-month period ended January 31, 2003, and Consumer Durables, which generated the remaining 10%.

WINE AND SPIRITS

     Through our ownership of leading premium spirits brands, Brown-Forman is one of the largest global spirits companies in the world. Through its first 85 years, Brown-Forman was primarily a Bourbon company, marketing brands such as Early Times(R) and Old Forester(R). Starting in the mid-1950s, the Company began a series of acquisitions, including the purchase of Jack Daniel's(R) Tennessee Whiskey in 1956, and the subsequent acquisitions of Canadian Mist(R) Canadian whisky, Southern Comfort(R) liqueur, a minority equity position in the company that owns Glenmorangie Single Malt Scotch, an 80% investment in Finlandia(R) Vodka Worldwide and Tuaca(R) liqueur. Beginning in the 1990s, we also acquired premium wine companies including Fetzer(R) Vineyards California wines, Bolla(R) Italian wines and California's Sonoma-Cutrer(R) Vineyards. In addition to the brands that we own, we also market Korbel California Champagnes, Appleton(R) Estate Jamaican rum, Amarula(R) cream liqueur from South Africa and Michel Picard(R) French wines.

     Our primary spirits brand is Jack Daniel's, which is the fifth-largest premium spirits brand and the largest selling American whiskey brand in the world according to volume statistics recently published by a leading trade publication. We have been able to grow the Jack Daniel's brand and increase its pricing through a careful and consistent program of advertising and promotional support. Other leading brands for Brown-Forman include Southern Comfort, the third-largest selling liqueur in the United States, and Canadian Mist, the second-largest selling Canadian whisky worldwide, according to the recently published volume statistics referenced above. Our largest wine brands are Fetzer(R) Vineyards and Bolla, two of the leading premium wine brands in the United States generally selling in the $7-10 per bottle price range according to information published by a leading consumer market research firm. In addition, we have been the exclusive sales and marketing agent in the United States since 1965 for Korbel California Champagnes, the largest selling premium champagne in the retail channel in the United States according to information published by the same consumer market research firm.

     In August 2002, we initiated a new strategic plan in our Spirits and Wine segment designed to enhance further our focus on brand-building activities in the Company's beverage business. Our new strategic direction

---------------

     (1) Korbel, Glenmorangie, Appleton, Amarula and Michel Picard are trademarks registered by their respective owners.

focuses on four strategies: building strong consumer franchises; winning at the point of purchase; improving resource allocation; and improving our brand-building culture. We have a disciplined approach to brand-building supported by advertising and promotional support which we believe should result in sustained, profitable growth for our brands over the long term. Our sales and marketing teams are focused on growing our portfolio in both the United States as well as in many international markets. With a particular emphasis on growing Jack Daniel's and Southern Comfort, we believe that our wine and spirits business is well-positioned to continue to grow globally.

     In the United States, we sell spirits and wines either through wholesale distributors or directly to state governments in those states that control alcohol sales. The Alcohol and Tobacco Tax and Trade Bureau of the United States Treasury Department regulates the wine and spirits industry with respect to production, blending, bottling, sales, advertising and transportation of industry products. Also, each state regulates advertising, promotion, transportation, sale, and distribution of such products. Outside the United States, we typically distribute our products by selecting the best local distributor for our brands in each specific market.

CONSUMER DURABLES

     Our Consumer Durables business consists of a portfolio of premium consumer brands led by Lenox(R), Gorham(R) and Hartmann(R) that hold significant positions in their industries. We believe we are the largest domestic manufacturer and marketer of fine china dinnerware and the only significant domestic manufacturer of fine quality china giftware. We sell fine china dinnerware, crystal stemware and giftware, stainless steel flatware, and silver-plated and metal giftware under both the Lenox and Gorham brands. Dansk(R) is our contemporary tabletop, houseware and giftware brand. We sell premium casual dinnerware and fine china giftware under the Lenox trademark, and sterling silver flatware and sterling silver giftware under the Gorham and Kirk Stieff(R) trademarks. Hartmann is our luggage, business case, and personal leather accessories brand. In addition, in the direct response channel, we sell collectible and home decor products in the United States under the Lenox brand and outside the United States primarily under the Brooks & Bentley(R) brand.

     We market our products domestically through department, specialty, jewelry and Company-owned stores. We also sell our products domestically through the institutional, incentive, premium, business gift and military exchange distribution channels, and internationally through authorized retailers, duty free stores and distributors. We sell collectible and home decor products both domestically and in the United Kingdom through the direct response channel, including mail-order, catalogs and the Internet. In the wholesale channel, Company-employed sales representatives and, where appropriate, independent commissioned sales representatives and independent distributors sell our consumer durables products.

     In order to improve the strategic focus and profitability of our consumer durables business, we embarked on a series of business improvement initiatives in August 2001. The initiatives included closing three manufacturing plants, reducing the workforce in our consumer durables segment by approximately 600 employees and writing down the value of impaired equipment. We are replacing the output of plants we closed by shifting a portion of our production to two of our other facilities and by outsourcing the remainder. In connection with these initiatives we incurred costs of $17 million and expect to realize the full benefits from these initiatives beginning in fiscal 2004.

CORPORATE INFORMATION

     The Company was incorporated under the laws of the State of Delaware in 1933, successor to a business founded in 1870 as a partnership and subsequently incorporated under the laws of the Commonwealth of Kentucky in 1901. Our principal executive offices are located at 850 Dixie Highway, Louisville, Kentucky 40210 (mailing address: P.O. Box 1080, Louisville, Kentucky 40201-1080), and our telephone number is (502) 585-1100. Our website address is www.brown-forman.com. Information included or referred to on our website is not part of this prospectus.

     Additional information about us, including our audited financial statements and a more detailed description of our business, is contained in the documents incorporated by reference in this prospectus. See "Certain Documents Incorporated by Reference."

                      SUMMARY TERMS OF THE EXCHANGE OFFER

     On March 13, 2003, we completed the private offering of $250 million aggregate principal amount of 2 1/8% Notes due 2006 and $350 million aggregate principal amount of 3% Notes due 2008, which we refer to in this prospectus as the "old notes." We entered into a registration rights agreement with the initial purchasers of the old notes, in which we agreed to deliver to you this prospectus and to use our reasonable best efforts to complete an exchange offer within 180 days after the date of original issuance of the old notes. Below is a summary of the exchange offer.

The Exchange Offer............   We are offering to exchange:

                                 - up to $250 million aggregate principal amount
                                   of our 2 1/8% Notes due 2006 for an equal principal amount of old 2 1/8% Notes due 2006, in integral multiples of $1,000, and

                                 - up to $350 million aggregate principal amount
                                   of our 3% Notes due 2008 for an equal
                                   principal amount of old 3% Notes due 2008, in integral multiples of $1,000.

Expiration of the Exchange
Offer; Withdrawal of Tender...   The exchange offer will expire at 5:00 p.m.,
                                 New York City time, on May 30, 2003, or a later date and time to which we may extend it. We do not currently intend to extend the expiration of the exchange offer. You may withdraw your tender of old notes in the exchange offer at any time before the expiration of the exchange offer. Any old notes not accepted for exchange for any reason will be returned without expense to you promptly after the expiration or termination of the exchange offer.

Conditions to the Exchange
Offer.........................   The exchange offer is not conditioned upon any
                                 minimum aggregate principal amount of old notes being tendered for exchange. The exchange offer is subject to customary conditions, which we may waive. Please read "The Exchange
                                 Offer -- Conditions" for more information regarding the conditions to the exchange offer.

Procedures for Tendering
Notes.........................   To tender old notes held in book-entry form
                                 through the Depository Trust Company ("DTC"), you must transfer your old notes into the exchange agent's account in accordance with DTC's Automated Tender Offer Program, or ATOP, system. In lieu of delivering a letter of transmittal to the exchange agent, a computer-generated message, in which the holder of the old notes acknowledges and agrees to be bound by the terms of the letter of transmittal, must be transmitted by DTC on behalf of a holder and received by the exchange agent before 5:00 p.m., New York City time, on the expiration date. In all other cases, a letter of transmittal must be manually executed and received by the exchange agent before 5:00 p.m., New York City time, on the expiration date.

                                 By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

                                 - any exchange notes to be received by you will
                                   be acquired in the ordinary course of your business;

                                 - you are not engaged in, and do not intend to
                                   engage in, the distribution of the exchange notes, and you have no arrangement or understanding with any person to participate in the distribution of the exchange notes;

                                 - you are not our "affiliate" (as defined in
                                   Rule 405 under the Securities Act);

                                 - if you are a broker-dealer, you will receive
                                   exchange notes for your own account in
                                   exchange for old notes that were acquired as a result of market-making activities or other trading activities and you acknowledge that you will deliver a prospectus in connection with any resale of these exchange notes;

                                 - if you are a broker-dealer, you did not
                                   purchase the old notes to be exchanged for the exchange notes from us in the initial offering of the old notes; and

                                 - you are not acting on behalf of any person
                                   who could not truthfully and completely make the above representations.

Special Procedures for
Beneficial Owners.............   If you are a beneficial owner whose old notes
                                 are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you want to tender old notes in the exchange offer, you should contact the registered owner promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering your old notes, either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the registered holder.

Guaranteed Delivery
Procedures....................   If you wish to tender your old notes, and time
                                 will not permit your required documents to reach the exchange agent by the expiration date, or the procedure for book-entry transfer cannot be completed on time, you may tender your old notes under the procedures described in "The Exchange Offer -- Guaranteed Delivery
                                 Procedures."

Effect on Holders of
Outstanding Notes.............   As a result of making this exchange offer, and
                                 upon acceptance for exchange of all validly tendered old notes, we will have fulfilled some of our obligations under the registration rights agreement, and, accordingly, there will be no increase in the interest rate on the old notes under the registration rights agreement if the old notes were eligible for exchange, but not exchanged, in the exchange offer. If you are a holder of old notes and you do not tender your old notes in the exchange offer, you will continue to hold your old notes and will be entitled to the rights and subject to the limitations applicable to the old notes in the indenture.

                                 Any trading market for the old notes could be adversely affected if some but not all of the old notes are tendered and accepted in the exchange offer.

Consequences of Failure to
Exchange......................   All untendered old notes will remain subject to
                                 the restrictions on transfer provided for in the old notes and in the indenture. Generally, the old notes that are not exchanged for exchange notes in the exchange offer will remain restricted securities, and may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Certain U.S. Federal Income
Tax Considerations............   The exchange of old notes for exchange notes in
                                 the exchange offer should not be a taxable event for U.S. federal income tax purposes. See
                                 "Certain U.S. Federal Income Tax
                                 Considerations" for a more detailed description of the tax consequences of the exchange.

Resale........................   Under existing interpretations of the
                                 Securities Act by the staff of the SEC
                                 contained in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the exchange notes will generally be freely transferable by holders after the exchange offer without further compliance with the registration and prospectus delivery requirements of the Securities Act (subject to certain representations required to be made by each holder of old notes, as set forth under "Exchange Offer -- Procedures for Tendering").
                                 However, any holder of old notes who:

                                 - is one of our "affiliates" (as defined in
                                   Rule 405 under the Securities Act);

                                 - does not acquire the exchange notes in the
                                   ordinary course of business;

                                 - intends to distribute the exchange notes as
                                   part of the exchange offer; or

                                 - is a broker-dealer who purchased old notes
                                   from us in the initial offering of the old notes for resale pursuant to Rule 144A or any other available exemption under the Securities Act,

                                 will not be able to rely on the interpretations of the staff of the SEC, will not be permitted to tender old notes in the exchange offer and, in the absence of any exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

                                 Each broker-dealer that receives exchange notes for its own account under the exchange offer in exchange for old notes that were acquired by the broker-dealer as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See "Plan of Distribution."

Use of Proceeds...............   We will not receive any cash proceeds from the
                                 issuance of the exchange notes pursuant to the exchange offer.

Exchange Agent................   National City Bank is the exchange agent for
                                 the exchange offer. The address and telephone number of the exchange agent are set forth in "Exchange Offer -- Exchange Agent."

                       SUMMARY OF TERMS OF EXCHANGE NOTES

     The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of the Exchange Notes" section of this prospectus contains a more detailed description of the terms and conditions of the exchange notes.

     The exchange notes will be identical in all material respects to the old notes for which they have been exchanged, except:

     - the offer and sale of the exchange notes will have been registered under the Securities Act, and thus the exchange notes generally will not be subject to the restrictions on transfer applicable to the old notes or bear restrictive legends;

     - the exchange notes will not be entitled to registration rights; and

     - the exchange notes will not have the right to earn additional interest under circumstances relating to our registration obligations.

Issuer........................   Brown-Forman Corporation

Securities Offered............   $250 million aggregate principal amount of
                                 2 1/8% Notes due 2006, which have been
                                 registered under the Securities Act. We refer to these notes as the "2006 exchange notes."

                                 $350 million aggregate principal amount of 3% Notes due 2008, which have been registered under the Securities Act. We refer to these notes as the "2008 exchange notes."

Maturity......................   March 15, 2006 for the 2006 exchange notes.

                                 March 15, 2008 for the 2008 exchange notes.

Interest Payment Dates........   March 15 and September 15 of each year,
                                 beginning on September 15, 2003.

Ranking.......................   The exchange notes will be unsecured,
                                 unsubordinated debt of ours and rank equally with the old notes and all of our other existing and future unsecured, unsubordinated debt. As of January 31, 2003, after giving effect to the offering of the old notes, the application of a portion of the net proceeds form the offering of the old notes to fund our recently completed issuer self tender offer and the remainder to reduce debt then-outstanding under our commercial paper program, we had approximately $638.3 million of senior unsecured debt. Of that amount, approximately
                                 $10.2 million was indebtedness of our
                                 subsidiaries. The liabilities of our
                                 subsidiaries will be effectively senior to the exchange notes. The indenture does not restrict the amount of indebtedness that we or our subsidiaries may incur.

Optional Redemption...........   We may redeem all of the 2008 exchange notes at
                                 any time, or a portion of the 2008 exchange notes from time to time, at a redemption price as described in "Description of the Exchange
                                 Notes -- Optional Redemption."

                                 The 2006 exchange notes will not be redeemable prior to maturity.

Certain Covenants.............   The indenture governing the 2006 exchange notes
                                 and the 2008 exchange notes contains covenants that, among other things, limit our ability and the ability of our subsidiaries to:

                                 - incur, issue, or create liens on certain of
                                   our assets to secure other indebtedness;

                                 - engage in sale and leaseback transactions;
                                   and

                                 - consolidate with or merge into, or transfer
                                   or lease all or substantially all of our assets to, any other party.

                                 These covenants are subject to important exceptions and qualifications that are described under "Description of the Exchange Notes -- Certain Covenants."

Form and Denomination.........   The 2006 exchange notes and the 2008 exchange
                                 notes will be issued in denominations of $1,000 and any integral multiple of $1,000.

                                 The 2006 exchange notes and the 2008 exchange notes will be represented by one or more permanent global certificates in fully registered, book-entry form without interest coupons, will be deposited with the trustee as custodian for DTC, and will be registered in the name of Cede & Co. or another nominee designated by DTC, except in limited circumstances.

Lack of Public Market.........   There is no existing trading market for either
                                 the 2006 exchange notes or the 2008 exchange notes, and there can be no assurance regarding any future development of a trading market for such exchange notes or the ability of holders of such exchange notes to sell their exchange notes at all or the price at which such holders may be able to sell their exchange notes. We do not intend to apply for listing or quotation of either the 2006 exchange notes or the 2008 exchange notes on any securities exchange or market.

Risk Factors..................   See "Risk Factors" for a discussion of some of
                                 the key factors you should carefully consider before deciding to exchange your old notes for exchange notes.

              SUMMARY SELECTED CONSOLIDATED FINANCIAL INFORMATION

     We derived the following summary consolidated financial information for each of the three fiscal years in the period ended April 30, 2002 from Brown-Forman's audited financial statements contained in our annual report on Form 10-K for the fiscal year ended April 30, 2002. We derived the following summary information for the fiscal years ended April 30, 1998 and 1999 from Brown-Forman's audited financial statements. We derived the following summary consolidated financial information for the nine months ended January 31, 2002 and 2003 from Brown-Forman's unaudited condensed consolidated financial statements contained in our quarterly report on Form 10-Q for the quarter ended January 31, 2003. Certain prior year amounts have been reclassified to conform with the current year presentation, primarily related to shipping and handling charges for one of our divisions. Our summary selected consolidated financial information set forth below should be read in conjunction with our audited consolidated financial statements and other financial information contained in our annual report on Form 10-K for the fiscal year ended April 30, 2002 and with our unaudited condensed consolidated financial statements and other financial information contained in our quarterly report on Form 10-Q for the quarter ended January 31, 2003.

                                                                                            NINE MONTHS
                                                                                               ENDED
                                                   TWELVE MONTHS ENDED APRIL 30,            JANUARY 31,
                                             ------------------------------------------   ---------------
                                              1998     1999     2000     2001     2002     2002     2003
                                             ------   ------   ------   ------   ------   ------   ------
                                              (IN MILLIONS, EXCEPT PER SHARE DATA AND FINANCIAL RATIOS)
INCOME STATEMENT DATA:
Net sales..................................  $1,916   $2,021   $2,147   $2,195   $2,224   $1,697   $1,807
Cost of sales..............................     959    1,001    1,042    1,042    1,091      838      912
                                             ------   ------   ------   ------   ------   ------   ------
Gross profit...............................     957    1,020    1,105    1,153    1,133      859      895
Operating expenses.........................     650      698      757      779      780      585      608
                                             ------   ------   ------   ------   ------   ------   ------
Operating income...........................     307      322      348      374      353      274      287
Interest expense, net......................      11        4        5        8        5        4        2
Taxes on income............................     111      116      125      133      120       93       98
                                             ------   ------   ------   ------   ------   ------   ------
Net income.................................  $  185   $  202   $  218   $  233   $  228   $  177   $  187
                                             ======   ======   ======   ======   ======   ======   ======
Earnings per share (basic and diluted).....  $ 2.67   $ 2.93   $ 3.18   $ 3.40   $ 3.33   $ 2.58   $ 2.73
Weighted number of shares
  basic....................................  68.933   68.603   68.510   68.476   68.339   68.341   68.400
  diluted..................................  68.987   68.690   68.576   68.568   68.484   68.469   68.584
BALANCE SHEET DATA (AT END OF PERIOD):
Total assets...............................  $1,494   $1,735   $1,802   $1,939   $2,016   $1,940   $2,141
Long-term debt.............................  $   50   $   53   $   41   $   40   $   40   $   40   $   40
Stockholders' equity.......................  $  817   $  917   $1,048   $1,187   $1,311   $1,260   $1,409
Cash dividends declared per common share...  $ 1.10   $ 1.15   $ 1.21   $ 1.28   $ 1.36   $ 1.36   $ 1.45
OTHER KEY MEASURES
Ratio of earnings to fixed charges(1)......   13.7x    16.5x    15.0x    14.8x    18.9x    18.5x    23.6x
Pro forma ratio of earnings to fixed
  charges:
  Assuming refinancing of existing
    debt(2)................................                                       18.9x             23.2x
  Assuming issuance of additional
    debt(3)................................                                       10.2x             11.7x
Cash flows from operations.................  $  220   $  213   $  241   $  231   $  250   $  220   $  178
Gross margin...............................    49.9%    50.5%    51.4%    52.6%    50.9%    50.7%    49.5%
Operating margin...........................    16.0%    15.9%    16.2%    17.0%    15.9%    16.1%    15.9%
Effective tax rate.........................    37.6%    36.5%    36.5%    36.3%    34.5%    34.5%    34.3%
Return on average invested capital(4)......    20.4%    19.8%    18.4%    17.9%    15.9%
Return on average common stockholders'
  equity(5)................................    24.3%    23.6%    22.4%    21.0%    18.5%
Total debt to total capital................    16.7%    24.5%    20.3%    17.1%    13.7%    13.8%    12.2%
Total cash dividends paid to net income....    41.2%    39.3%    38.1%    37.7%    40.8%    39.1%    39.3%

---------------

(1) For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes, excluding undistributed minority interest in income of affiliates and excluding fixed charges. Fixed charges consist of interest charges, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest.

(2) Pro forma earnings to fixed charges ratio giving effect to the repayment of $25.6 million of our existing commercial paper with a portion of the proceeds of the offering of the old notes as if this refinancing had occurred on May 1, 2001 for the year ended April 30, 2002, and on May 1, 2002 for the nine months ended January 31, 2003.

(3) Pro forma earnings to fixed charges ratio giving effect to the refinancing of $25.6 million of our existing commercial paper with a portion of the proceeds of the offering of the old notes and the issuance of an additional $572.5 million of debt from the offering of the old notes as if the offering had occurred on May 1, 2001 for the year ended April 30, 2002, and on May 1, 2002 for the nine months ended January 31, 2003.

(4) We define return on average invested capital as the sum of net income (excluding extraordinary items) and after-tax interest expense, divided by average invested capital. Invested capital is the sum of all interest-bearing debt and preferred and common equity.

(5) We define return on average common stockholders' equity as income applicable to common stock divided by average common stockholders' equity.

                             ---------------------

                              RECENT DEVELOPMENTS

COMPLETION OF SHARE REPURCHASE

     On February 3, 2003, we announced an offer to repurchase up to 1.5 million shares of our Class A common stock and 6.8 million shares of our Class B common stock at a price between $63.00 and $73.00 per share. The offer was in the form of a "Dutch Auction" tender offer where the final price (for each class of common stock) is determined based upon the number of shares, and the respective prices, tendered. The tender offer expired on March 4, 2003. Based on the final count by the depositary for the tender offer, the Company accepted for purchase at a price of $73.00 per share all of the 470,673 shares of Class A common stock properly tendered in accordance with the terms of the tender offer and, for a price of $70.50 per share, 7,590,607 shares of Class B common stock properly tendered at $70.50 or less per share.

     We financed this tender offer with a portion of the proceeds from the private placement of $600 million of the old notes.

PURCHASE OF REMAINING STAKE IN TUACA LIQUEUR

     On February 11, 2003, we acquired for $65.3 million an additional 55% interest in Distillerie Tuoni e Canepa, the Italian owner and producer of Tuaca liqueur, increasing our ownership to 100%. We have been distributing Tuaca in the United States since May 1999 and acquired our initial 45% stake in Tuoni e Canepa in December 2000.

                                  RISK FACTORS

     You should carefully consider the following factors in addition to the other information set forth in this prospectus and the documents incorporated by reference in this prospectus before deciding to exchange your old notes for exchange notes.

RISKS RELATING TO OUR BUSINESS

  General

     OUR BUSINESS MAY BE ADVERSELY AFFECTED BY UNFAVORABLE ECONOMIC CONDITIONS IN THE UNITED STATES AND ABROAD.

     Our business is subject to changes in global economic conditions. The bulk of our business is in the United States and our business prospects generally depend heavily on the state of the U.S. economy. If the U.S. economy does not rebound, our earnings will be weaker. Earnings could be adversely affected by terrorist attacks, such as those of September 11, 2001 and related subsequent events, including the U.S. response, other hostile acts, retaliation, and threats of any of these. Earnings could also be hurt by the United States' current war with Iraq or if the United States went to war with Korea or another country deemed to be harboring terrorists or otherwise a threat to U.S. interests.

     Profits from our international beverage business may be adversely affected if the U.S. dollar strengthens against other currencies, or if economic conditions deteriorate or there is an increase in anti-American sentiment in the principal countries to which we export our beverage products, including the United Kingdom, Germany, Italy, Spain, Australia, France and Japan. The long-term outlook for our beverage business anticipates continued success of Jack Daniel's Tennessee Whiskey, Southern Comfort, and our other core wine and spirits brands. This assumption is based in part on favorable demographic trends in the United States and many international markets for the sale of wine and spirits. Current expectations for our global beverage business may not be met if these demographic trends do not translate into corresponding sales increases.

     DEMAND FOR OUR PRODUCTS MAY BE ADVERSELY AFFECTED BY CHANGES IN CONSUMER PREFERENCES AND TASTES.

     We operate in highly competitive markets. Our products include many of the world's best known brand names in wines and spirits, fine china, crystal stemware and luggage. Maintaining our competitive position depends on our continued ability to offer products that have a strong appeal to consumers. Consumer preferences may shift due to a variety of factors, including changes in demographic and social trends, changes in dining, recreational or leisure activity patterns and a downturn in economic conditions.

  Wine and Spirits

     NATIONAL AND LOCAL GOVERNMENTS MAY ADOPT REGULATIONS THAT COULD INCREASE OUR COSTS OR OUR LIABILITIES OR COULD LIMIT OUR WINES AND SPIRITS BUSINESS ACTIVITIES.

     Our operations are subject to extensive regulatory requirements regarding advertising, marketing, labeling, distribution and production. Legal or regulatory measures against beverage alcohol could adversely affect our business. In particular, governmental bodies in countries where we operate may impose or increase limitations on advertising and promotional activities, new labeling or production requirements, restrictions on retail outlets in which our products may be sold, or other restrictions on marketing and distribution. Regulatory authorities under whose laws we operate may also have enforcement powers that can subject us to actions such as product recall, seizure of products or other sanctions, which could have an adverse effect on our sales or damage our reputation.

     In addition, the wine and spirits business is highly tax sensitive. Increases in state or federal excise taxes in the U.S. would depress our domestic wine and spirits business, both through reducing overall consumption and by encouraging consumers to switch to lower-taxed categories of beverage alcohol. No legislation to increase U.S. federal excise taxes on distilled spirits is currently pending, but future increases are possible. We are also cognizant that the current fiscal crisis faced by many state governments may lead to excise tax increases in some key markets. Tax rates also affect beverage alcohol markets outside the United States, but the impact of those changes in any one country is less likely to be significant to our overall business. Nevertheless, the cumulative effect of such tax increases over time would hurt sales.

     IF THE SOCIAL ACCEPTABILITY OF OUR PRODUCTS DECLINES, OR IF LITIGATION IS DIRECTED AT THE BEVERAGE ALCOHOL INDUSTRY, OUR SALES VOLUME COULD DECREASE AND OUR WINE AND SPIRITS BUSINESS COULD BE MATERIALLY ADVERSELY AFFECTED.

     Our ability to market and sell our alcohol beverage products depends heavily on both governmental policy towards alcohol beverage products and the attitude of society in general toward drinking them. In recent years, there has been increased social and political attention directed at the beverage alcohol industry. The recent attention has focused largely over public health concerns related to alcohol abuse, including drunk driving, underage drinking and health consequences from the misuse of beverage alcohol. If the social acceptability of beverage alcohol were to decline significantly, sales of our products could materially decrease. Our sales would also suffer if governments sought to ban or restrict advertising or promotional activities, to limit hours or places of sale, or took other actions designed to discourage alcohol consumption. Similarly, recent litigation against the tobacco industry (and, to a lesser extent, the gun and fast food industries) could be a precedent for litigation against the alcohol beverage industry. If our industry were to become involved in litigation of the type brought against other industries, such as tobacco, our wine and spirits business could be materially adversely affected.

     OUR WINE BUSINESS MAY BE ADVERSELY AFFECTED BY PRODUCTION COSTS.

     Our California-based wine operations have entered into long term contracts with various growers and wineries to supply portions of our future grape requirements. Most of the contracts call for prices to be determined based on market conditions, within a certain range, and most of the contracts also have minimum tonnage requirements. Although these contracts provide some protection in times of rising grape prices, the contracts result in above-market costs during times of declining prices. In today's environment of very low grape prices, Fetzer is paying above-market costs for its raw materials, resulting in declining gross margins this fiscal year. There can be no assurances as to the future prevailing market prices for grapes or our ability, relative to our competitors, to take advantage of oversupply conditions.

     ANY FUTURE CONSOLIDATION AMONG SPIRITS PRODUCERS COULD HINDER THE DISTRIBUTION OF OUR SPIRITS PRODUCTS INTERNATIONALLY.

     We have not made major investments in overseas distribution networks, but rather we mostly use other spirits producers to distribute and market our products outside the United States. While this approach has not in the past negatively affected our wine and spirits business, further consolidation among spirits producers could in the future hinder the distribution of our wine and spirits products abroad as a result of reduced attention and resource allocation to our brands by spirits producers on whom we rely for distribution, due to our brands representing a smaller portion of their business and/or a changing competitive environment.

  Consumer Durables

     OUR CONSUMER DURABLES BUSINESS IS HEAVILY DEPENDENT ON DEPARTMENT STORE SALES.

     Our consumer durables segment depends upon a strong economy more than our wine and spirits segment. Department stores are the most important sales channel for fine china and dinnerware. If there is further deterioration in the department store business, or more consolidation, it could hurt our sales. Similarly, sales could be adversely affected if department stores devote less space to fine china and dinnerware products. Hartmann Luggage's business has suffered from the decline in travel since the events of September 11, 2001. Future growth in that business depends partly on a stronger travel environment.

RISKS RELATING TO THE EXCHANGE OFFER

     THERE IS NO PUBLIC MARKET FOR THE EXCHANGE NOTES.

     The exchange notes will constitute new issues of securities with no established trading market. If a trading market does not develop or is not maintained, holders of exchange notes may find it difficult or impossible to resell their exchange notes. If a trading market were to develop, the exchange notes may trade at prices that are higher or lower than their principal amount or purchase price, depending on many factors including prevailing interest rates, our operating results and financial condition, and the market for similar securities. Accordingly, there can be no assurance regarding any future development of a trading market for the exchange notes or the ability of holders of the exchange notes to sell their exchange notes at all or the price at which such holders may be able to sell their exchange notes.

     IF YOU DO NOT EXCHANGE YOUR OLD NOTES, THEY MAY BE DIFFICULT TO RESELL.

     If may be difficult for you to sell old notes that are not exchanged in the exchange offer, since any old notes not exchanged will continue to be subject to the restrictions on transfer described in the legend on the global security representing the outstanding old notes. These restrictions on transfer exist because we issued the old notes pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. Generally, the old notes that are not exchanged for exchange notes will remain restricted securities. Accordingly, those old notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

     To the extent any old notes are tendered and accepted in the exchange offer, the trading market, if any, for the old notes that remain outstanding after the exchange offer would be adversely affected due to a reduction in market liquidity.

                           FORWARD-LOOKING STATEMENTS

     Some of the information included in this prospectus and other materials filed or to be filed by us with the SEC (as well as information included in oral statements or other written statements made or to be made by us or our representatives) contains or may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). These statements can be identified by the fact that they do not relate strictly to historical or current facts and may include the words "may," "could," "should," "would," "believe," "expect," "anticipate," "estimate," "intend," "plan," "project," "continue," "predict," or other words or expressions of similar meaning. The forward-looking statements include statements that reflect our management's beliefs, plans, objectives, goals, expectations, anticipations, and intentions with respect to our financial condition, results of operations, future performance, and business, including statements relating to our business strategy and our current and future development plans. We have based these forward-looking statements on our management's current expectations about future events or results. Actual events or results may differ materially.

     The potential risks and uncertainties that could cause our actual financial condition, results of operations, and future performance to differ materially from those expressed or implied in this prospectus include but are not limited to the matters discussed under the "Risk Factors" section of this prospectus and the following:

     - further deterioration of the U.S. economy,

     - significant strengthening of the U.S. dollar against other currencies,

     - deterioration in economic conditions in principal countries to which we export beverage products, including changes in the levels of consumer spending,

     - a decline in discretionary consumer spending,

     - further weakening of the pricing environment in the U.S. wine business,

     - an increase in U.S. federal excise taxes or the aggregate effect of excise tax increases in a number of states,

     - alcohol advertising restrictions, limitations on hours or places of sale or other measures adopted to restrict beverage sales (whether in the U.S. or abroad),

     - a decline in sales of consumer durables products to department stores, or a reduction in retail space in department stores devoted to tableware, giftware and/or luggage products,

     - "tobacco style" mass litigation against the beverage alcohol industry,

     - lower levels of consumer confidence potentially translating into lessening demand for consumer durables, and

     - increased costs of complying with environmental laws and regulations (including at our facilities and at third party sites).

     Other factors, unrelated to our specific business, could affect earnings, including:

     - the impact of the Iraq war, a future conflict in the Middle East or Korea, or other outbreak of hostilities or new terrorist attacks and related events,

     - anti-American sentiment against American-made products in foreign markets as a result of events in the Middle East, and

     - a lack of investor confidence relating to perceived inadequacies in the financial reporting systems of U.S. companies.

     We urge you to review carefully this prospectus, particularly the "Risk Factors" section, for more complete discussion of the risks of an investment in the exchange notes.

     From time to time, oral or written forward-looking statements are also included in our reports on Forms 10-K, 10-Q, 8-K, proxy statements, press releases, and other materials released to the public. Although we believe that at the time made, the expectations reflected in all of these forward-looking statements are and will be reasonable, any or all of the forward-looking statements in this prospectus, our reports on Forms 10-K, 10-Q, and 8-K, proxy statements, and any other public statements that are made by us may prove to be incorrect. This may occur as a result of inaccurate assumptions or as a consequence of known or unknown risks and uncertainties. Many factors discussed in this prospectus, certain of which are beyond our control, will be important in determining our future performance. Consequently, actual results may differ materially from those that might be anticipated from forward-looking statements. In light of these and other uncertainties, you should not regard the inclusion of a forward-looking statement in this prospectus (including the documents incorporated by reference) or other public communications that we might make as a representation by us that our plans and objectives will be achieved, and you should not place undue reliance on such forward-looking statements.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as otherwise required by law. However, your attention is directed to any further disclosures made on related subjects in our subsequent reports filed with the SEC on Forms 10-K, 10-Q, and 8-K, and our proxy statement.

                                 EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

     In connection with the issuance of the old notes on March 13, 2003, we entered into a registration rights agreement which provides for the exchange offer. A copy of the registration rights agreement is filed as an exhibit to the registration statement of which this prospectus is a part. Under the registration rights agreement we agreed to use our reasonable best efforts to file and cause to become effective a registration statement with respect to an offer to exchange the old notes for the exchange notes. We also agreed to use our reasonable best efforts to cause the exchange offer to be consummated within 180 days following the original issuance of the old notes. We are making the exchange offer to comply with our contractual obligations under the registration rights agreement. Except under limited circumstances described under "Registration Rights -- Shelf Registration," upon completion of the exchange offer, our obligations with respect to the registration of the old notes will terminate.

     The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of that jurisdiction.

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, which together constitute the exchange offer, we will accept for exchange any old notes properly tendered and not withdrawn before expiration of the exchange offer. The date of acceptance for exchange of the old notes and completion of the exchange offer, is the exchange date, which will be the first business day following the expiration date unless we extend the date as described in this document. We will issue $1,000 principal amount of 2006 exchange notes in exchange for each $1,000 principal amount of old 2006 notes surrendered under the exchange offer and $1,000 principal amount of 2008 exchange notes in exchange for each $1,000 principal amount of old 2008 notes surrendered under the exchange offer. The old notes may be tendered only in integral multiples of $1,000. The exchange notes will be delivered on the earliest practicable date following the exchange date.

     Interest on the exchange notes will accrue from the last payment date on which interest was paid on the old note surrendered in exchange therefor or, if no interest has been paid on the old notes surrendered, from March 13, 2003. Accordingly, holders of exchange notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date on which interest has been paid or, if no interest has been paid, from March 13, 2003. Old notes accepted for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Holders of old notes whose old notes are accepted for exchange will not receive any payment in respect of accrued interest on such old notes otherwise payable on any interest payment date which occurs on or after the consummation of the exchange offer.

     The form and terms of the exchange notes will be identical in all material respects to the form and terms of the old notes, except:

     - the offer and sale of the exchange notes will have been registered under the Securities Act, and thus the exchange notes generally will not be subject to the restrictions on transfer applicable to the old notes or bear restrictive legends;

     - the exchange notes will not be entitled to registration rights under the registration rights agreement; and

     - the exchange notes will not have the right to earn additional interest under circumstances relating to our registration obligations.

     The exchange notes will evidence the same debt as the old notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the old notes. Consequently, (1) both the old 2006 notes and the 2006 exchange notes will be treated as a single series of debt securities under the indenture and (2) both the old 2008 notes and the 2008 exchange notes will be treated as a single series of debt securities under the indenture, except where the indenture treats all series as a single class. For a description of the indenture, see "Description of Exchange Notes."

     The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange. As of the date of this prospectus, $250 million aggregate principal amount of the old 2006 notes are outstanding and $350 million aggregate principal amount of the old 2008 notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offer.

     We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations of the SEC. Old notes that are not exchanged in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the indenture.

     We will be deemed to have accepted for exchange properly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the holders of old notes who surrender them in the exchange offer for the purposes of receiving the exchange notes from us and delivering the exchange notes to their holders. The exchange agent will make the exchange as promptly as practicable on or after the date of acceptance for exchange of the old notes.

     Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes. We will pay all charges and expenses, other than applicable taxes described below, in connection with the exchange offer. You should read "-- Fees and Expenses" for more details regarding fees and expenses incurred in the exchange offer.

EXPIRATION OF THE EXCHANGE OFFER; EXTENSIONS; AMENDMENTS

     The exchange offer will expire at 5:00 p.m., New York City time, on May 30, 2003. We can extend the exchange offer in our sole discretion, in which case the term "expiration date" means the latest date and time to which we extend the exchange offer. If we decide to extend the exchange offer period, we will then delay acceptance of any old notes by giving notice of an extension as described below. During any extension period, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. We will return any old notes not accepted for exchange to the tendering holder after the expiration or termination of the exchange offer.

     Our obligation to accept old notes for exchange in the exchange offer is subject to the conditions described below under "-- Conditions." We may decide to waive any of the conditions in our discretion. Furthermore, we expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified below under the same heading. By press release or other public announcement we will give oral or written notice of any extension, amendment, non-acceptance or termination as promptly as practicable. Without limiting the manner in which we may choose to make a public announcement of any delay, extension, amendment or termination of the exchange offer, we will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

     We reserve the right to amend the terms of the exchange offer in any manner. If we amend the exchange offer in a manner that we determine constitutes a material change, we will disclose the amendment by means of a prospectus supplement. If we make such a material change less than five to ten business days, depending on the significance of the amendment, before the expiration of the exchange offer, we will extend the offer so that you have at least five to ten business days to tender or withdraw. We will notify you of any extension of the exchange offer by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration time.

CONDITIONS

     Despite any other term of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange, or to exchange, any old notes for any exchange notes and, as described below, may terminate the exchange offer, or may waive any of the conditions to or amend the exchange offer, if any of the following conditions has occurred or exists:

     - any action or proceeding is instituted or threatened in any court or by or before any governmental agency relating to the exchange offer that, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer; or

     - any law, statute, rule, or regulation, order, or SEC staff interpretation is proposed, adopted, enacted, entered, or issued that, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer.

     These conditions are solely for our benefit and we may assert them regardless of the circumstances that may give rise to them. If we determine in our sole discretion that any of the foregoing events or conditions has occurred or exists, we may, subject to applicable law, terminate the exchange offer, whether or not any old notes have been accepted for exchange, or may waive any such condition or otherwise amend the terms of the exchange offer in any respect. See "-- Expiration of the Exchange Offer; Extensions; Amendments" above. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of that right. Each of these rights will be deemed an ongoing right that we may assert at any time or at various times.

     We will not accept for exchange any old notes tendered, and will not issue exchange notes in exchange for any old notes, if at that time a stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indentures under the Trust Indenture Act of 1939.

     In addition, we will not be obligated to accept for exchange the old notes of any holder that has not made to us:

     - the representations described under "-- Procedures for Tendering" and "Plan of Distribution"; and

     - any other representations that may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

PROCEDURES FOR TENDERING

     We have forwarded to you, along with this prospectus, a letter of transmittal relating to this exchange offer. A holder need not submit a letter of transmittal if the holder tenders old notes in accordance with the procedures mandated by DTC's Automated Tender Offer Program ("ATOP"). To tender old notes without submitting a letter of transmittal, the electronic instructions sent to DTC and transmitted to the exchange agent must contain your acknowledgment of receipt of and your agreement to be bound by and to make all of the representations contained in the letter of transmittal. In all other cases, a letter of transmittal must be manually executed and delivered as described in this prospectus.

     Only a holder of record of old notes may tender old notes in the exchange offer. To tender in the exchange offer, a holder must comply with all applicable procedures of DTC and either:

     - complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

     - in lieu of delivering a letter of transmittal, instruct DTC to transmit on behalf of the holder a computer-generated message to the exchange agent in which the holder of the old notes acknowledges and agrees to be bound by the terms of the letter of transmittal, which computer-generated message must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

     In addition, either:

     - the exchange agent must receive the old notes along with the letter of transmittal; or

     - with respect to the old notes, the exchange agent must receive, before expiration of the exchange offer, timely confirmation of book-entry transfer of old notes into the exchange agent's account at DTC, according to the procedure for book-entry transfer described below; or

     - the holder must comply with the guaranteed delivery procedures described below.

     To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under "-- Exchange Agent" before expiration of the exchange offer. To receive confirmation of valid tender of old notes, a holder should contact the exchange agent at the telephone number listed under "-- Exchange Agent".

     The tender by a holder that is not withdrawn before expiration of the exchange offer will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. Only a registered holder of old notes may tender the old notes in the exchange offer. If a holder completing a letter of transmittal tenders less than all of old notes held by this holder, this tendering holder should fill in the applicable box of the letter transmittal. The amount of old notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

     If old notes, the letter of transmittal or any other required documents are physically delivered to the exchange agent, the method of delivery is at the holder's election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before expiration of the exchange offer. Holders should not send the letter of transmittal or old notes to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

     Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner's behalf. If the beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its old notes, either:

     - make appropriate arrangements to register ownership of the old notes in the owner's name; or

     - obtain a properly completed bond power from the registered holder of old notes.

     The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

     If the applicable letter of transmittal is signed by the record holder(s) of the old notes tendered, the signature must correspond with the name(s) written on the face of the old notes without alteration, enlargement or any change whatsoever. If the applicable letter of transmittal is signed by a participant in DTC, the signature must correspond with the name as it appears on the security position listing as the holder of the old notes.

     A signature on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible guarantor institution. Eligible guarantor institutions include banks, brokers, dealers, municipal securities dealers, municipal securities brokers, government securities dealers, government securities brokers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations. The signature need not be guaranteed by an eligible guarantor institution if the old notes are tendered:

     - by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

     - for the account of an eligible institution.

     If the letter of transmittal is signed by a person other than the registered holder of any old notes, the old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder's name appears on the old notes and an eligible guarantor institution must guarantee the signature on the bond power.

     If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless we waive this requirement, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

     We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

     Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within the time that we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of old notes will not be deemed made until those defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

     In all cases, we will issue exchange notes for old notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

     - the old notes or a timely book-entry confirmation that the old notes have been transferred into the exchange agent's account at DTC; and

     - a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent's message.

     Holders should receive copies of the applicable letter of transmittal with the prospectus. A holder may obtain additional copies of the applicable letter of transmittal for the old notes from the exchange agent at its offices listed under "-- Exchange Agent". By signing the letter of transmittal, or causing DTC to transmit an agent's message to the exchange agent, each tendering holder of old notes will represent to us that, among other things:

     - any exchange notes to be received by the holder will be acquired in the ordinary course of its business;

     - the holder is not engaged in, and does not intend to engage in, the distribution of the exchange notes, and the holder has no arrangement or understanding with any person to participate in the distribution of the exchange notes;

     - the holder is not our "affiliate" (as defined in Rule 405 under the Securities Act);

     - if the holder is a broker-dealer, that it will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of these exchange notes;

     - if the holder is a broker-dealer, that it did not purchase the old notes to be exchanged for the exchange notes from us in the initial offering of the old notes; and

     - the holder is not acting on behalf of any person who could not truthfully and completely make the foregoing representations.

DTC BOOK-ENTRY TRANSFER

     The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus.

     With respect to the old notes, the exchange agent and DTC have confirmed that any financial institution that is a participant in DTC may utilize the DTC Automated Tender Offer Program procedures to tender old notes.

     With respect to the old notes, any participant in DTC may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent's account in accordance with DTC's Automated Tender Offer Program procedures for transfer.

     However, the exchange for the old notes so tendered will only be made after a book-entry confirmation of such book-entry transfer of old notes into the exchange agent's account, and timely receipt by the exchange agent of an agent's message and any other documents required by the letter of transmittal. The term "agent's message" means a message, transmitted by DTC and received by the exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a participant tendering old notes that are the subject of the book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce that agreement against the participant.

GUARANTEED DELIVERY PROCEDURES

     Holders wishing to tender their old notes but whose old notes are not immediately available or who cannot deliver their old notes, the letter of transmittal or any other required documents to the exchange agent or cannot comply with the applicable procedures described above before expiration of the exchange offer may tender if:

     - the tender is made through an eligible guarantor institution;

     - before expiration of the exchange offer, the exchange agent receives from the eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, or a properly transmitted agent's message and notice of guaranteed delivery:

      - setting forth the name and address of the holder and the registered number(s) and the principal amount of old notes tendered;

      - stating that the tender is being made by guaranteed delivery;

      - guaranteeing that, within three New York Stock Exchange trading days after expiration of the exchange offer, the letter of transmittal, or facsimile thereof, together with the old notes or a book-entry transfer confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

      - the exchange agent receives the properly completed and executed letter of transmittal, or facsimile thereof, as well as all tendered old notes in proper form for transfer or a book-entry transfer confirmation, and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after expiration of the exchange offer.

     Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

     Except as otherwise provided in this prospectus, holders of old notes may withdraw their tenders at any time before expiration of the exchange offer.

     For a withdrawal to be effective: the exchange agent must receive a computer-generated notice of withdrawal transmitted by DTC on behalf of the holder in accordance with the standard operating procedures of DTC, or a written notice of withdrawal, which may be by telegram, telex, facsimile transmission or letter, at one of the addresses set forth below under "-- Exchange Agent".

     Any notice of withdrawal must:

     - specify the name of the person who tendered the old notes to be withdrawn;

     - identify the old notes to be withdrawn, including the principal amount of the old notes to be withdrawn; and

     - where certificates for old notes have been transmitted, specify the name in which the old notes were registered, if different from that of the withdrawing holder.

     If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, the withdrawing holder must also submit:

     - the serial numbers of the particular certificates to be withdrawn; and

     - a signed notice of withdrawal with signatures guaranteed by an eligible guarantor institution, unless the withdrawing holder is an eligible guarantor institution.

     If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of the facility.

     We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal, and our determination shall be final and binding on all parties. We will deem any old notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. We will return any old notes that have been tendered for exchange but that are not exchanged for any reason to their holder without cost to the holder. In the case of old notes tendered by book-entry transfer into the exchange agent's account at DTC, according to the procedures described above, those old notes will be credited to an account maintained with DTC, for old notes, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn old notes by following one of the procedures described under "-- Procedures for Tendering" above at any time on or before expiration of the exchange offer.

     A holder may obtain a form of the notice of withdrawal from the exchange agent at its offices listed under "-- Exchange Agent".

RESALE OF EXCHANGE NOTES

     Under existing interpretations of the Securities Act by the staff of the SEC contained in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the exchange notes will generally be freely transferable by holders after the exchange offer without further compliance with the registration and prospectus delivery requirements of the Securities Act (subject to certain representations required to be made by each holder of old notes, as set forth under "Exchange Offer -- Procedures for Tendering"). However, any holder of old notes who is one of our "affiliates" (as defined in Rule 405 under the Securities Act), who does not acquire the exchange notes in the ordinary course of business, who intends to distribute the exchange notes as part of the exchange offer, or who is a broker-dealer who purchased old notes from us in the initial offering of the old notes for resale pursuant to Rule 144A or any other available exemption under the Securities Act, (1) will not be able to rely on the interpretations of the staff of the SEC, (2) will not be permitted to tender old notes in the exchange offer and (3) in the absence of any exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

     With regard to broker-dealers, only broker-dealers that acquired the old notes for their own accounts as a result of market-making activities or other trading activities may participate in the exchange offer. Each such broker-dealer that receives exchange notes for its own account in exchange for the old notes must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please see "Plan of Distribution" for more details regarding the transfer of exchange notes.

EXCHANGE AGENT

     National City Bank has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery or the notice of withdrawal to the exchange agent addressed as follows:

                  To: National City Bank (as "Exchange Agent")

  By Mail or by Overnight Courier:              By Hand:
     Corporate Trust Operations        Corporate Trust Operations
     Locator 5352 -- Earl Hunt          Locator 5352 -- Earl Hunt
     Third Floor -- North Annex      Third Floor -- North Annex 4100
       4100 West 150th Street               West 150th Street
       Cleveland, Ohio 44135              Cleveland, Ohio 44135
                                                   or
                                      The Depository Trust Company
                                       Transfer Agent Drop Service
                                             55 Water Street
                                         Jeanette Park Entrance
                                        New York, New York 10041

          By Facsimile Transmission (for Eligible Institutions Only):

                                 (502) 581-4198

                             Confirm by Telephone:

                                 (502) 581-7354

     Delivery of the letter of transmittal to an address other than as shown above or transmission via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

FEES AND EXPENSES

     We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitations by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

     We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

     We will pay the cash expenses to be incurred in connection with the exchange offer, including the following:

     - SEC registration fees;

     - fees and expenses of the exchange agent and trustee;

     - our accounting and legal fees; and

     - our printing and mailing costs.

TRANSFER TAXES

     We will pay all transfer taxes, if any, applicable to the exchange of old notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

     - certificates representing old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of old notes tendered;

     - exchange notes are to be delivered to, or issued in the name of, any person other than the registered holder of the old notes;

     - tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

     - a transfer tax is imposed for any reason other than the exchange of old notes under the exchange offer.

     If satisfactory evidence of payment of transfer taxes is not submitted with the letter of transmittal, the amount of any transfer taxes will be billed to the tendering holder.

ACCOUNTING TREATMENT

     We will record the exchange notes in our accounting records at the same carrying value as the old notes, which is the aggregate principal amount, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer. We will record the expenses of the exchange offer as incurred.

CONSEQUENCES OF FAILURE TO TENDER

     All untendered old notes will remain subject to the restrictions on transfer provided for in the old notes and in the indenture. Generally, the old notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, such old notes may be resold only:

     - to us (upon redemption thereof or otherwise),

     - pursuant to a registration statement which has been declared effective under the Securities Act,

     - for so long as the old notes are eligible for resale pursuant to Rule 144A, to a person the holder of the old notes and any person acting on its behalf reasonably believes is a "qualified institutional buyer" as defined in Rule 144A, that purchases for its own account or for the account of another qualified institutional buyer, in each case to whom notice is given that the transfer is being made in reliance on Rule 144A,

     - pursuant to an exemption from the registration requirements of the Securities Act provided by Rule 144 thereunder (if applicable), or

     - pursuant to another available exemption from the registration requirements of the Securities Act,

     in each case subject to compliance with any applicable state or other securities laws.

OTHER

     Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. We urge you to consult your financial and tax advisors in making your own decision on what action to take.

     We may in the future seek to acquire untendered old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. However, we have no present plans to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered old notes.

                                USE OF PROCEEDS

     We will not receive cash proceeds from the issuance of the exchange notes under the exchange offer. In consideration for issuing the exchange notes in exchange for old notes as described in this prospectus, we will receive old notes of equal principal amount. The old notes surrendered in exchange for the exchange notes will be retired and cancelled.

                                 CAPITALIZATION

     The following table sets forth:

     - our actual consolidated capitalization as of January 31, 2003; and

     - adjusted consolidated capitalization as of January 31, 2003, after giving effect to:

      - the repurchase of 470,763 shares of Class A common stock at a price of $73.00 per share and 7,590,607 shares of Class B common stock accepted for purchase at a price of $70.50 per share,

      - the issuance of $250 million aggregate principal amount of 2 1/8% Notes due 2006 and $350 million aggregate principal amount of 3% Notes due 2008, net of discount of $1.9 million, and

      - the use of $595.1 million of proceeds, net of issuance costs of $3 million, from that offering to fund our share repurchase described above and repay a portion of our outstanding commercial paper.

     You should read this information together with the consolidated financial statements and related notes and the other financial information incorporated by reference in this prospectus.

                                                               AS OF JANUARY 31, 2003
                                                              ------------------------
                                                               ACTUAL      AS ADJUSTED
                                                              --------     -----------
                                                                   (IN MILLIONS)
SHORT-TERM DEBT:
Commercial paper............................................  $  155.6      $  130.0(c)
                                                              --------      --------
LONG-TERM DEBT:
Medium-term notes, due 2005.................................      30.0          30.0
Variable rate industrial revenue bonds, due through 2026....      10.2          10.2
2 1/8% Notes due 2006.......................................        --         249.5
3% Notes due 2008...........................................        --         348.6
                                                              --------      --------
  Total long-term debt......................................      40.2         638.3
                                                              --------      --------
STOCKHOLDERS' EQUITY:
Capital stock Class A common stock, voting, $0.15 par value;
  authorized shares, 30,000,000; issued shares,
  28,988,091................................................       4.3           4.3
Class B common stock, nonvoting, $0.15 par value; authorized
  shares, 60,000,000; issued shares, 40,008,147.............       6.0           6.0
Retained earnings...........................................   1,448.1       1,448.1
Treasury stock, at cost.....................................     (35.6)(a)    (605.1)(b)(c)
Accumulated other comprehensive loss........................     (14.0)        (14.0)
                                                              --------      --------
  Total stockholders' equity................................   1,408.8         839.3(c)
                                                              --------      --------
  Total debt and stockholders' equity.......................  $1,604.6      $1,607.6
                                                              ========      ========

---------------

(a) Reflects 96,831 shares of Class A common stock and 477,790 shares of Class B common stock held in treasury.

(b) Reflects 567,594 shares of Class A common stock and 8,068,397 shares of Class B common stock held in treasury.

(c) A dispute exists regarding the tender of 154,925 Class B shares. These shares were accepted for tender but have not yet been received. Without taking into effect those shares, commercial paper, treasury stock, and total stockholders' equity, as adjusted, would be $119.1 million, $(594.2) million, and $850.2 million, respectively.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     The following description of some important terms of some of our indebtedness is not complete and does not contain all the information that is important to you. For a more complete understanding of our indebtedness, we encourage you to obtain and read the agreements and documents governing the credit agreements and the medium-term notes described below, all of which we will provide to you upon your request. See "Additional Information." In the following description, the words "we" and "our" refer to Brown-Forman Corporation only, and do not include any subsidiaries of Brown-Forman Corporation.

CREDIT AGREEMENTS

     364-Day Credit Agreement and Five-Year Credit Agreement. We have a 364-Day Credit Agreement dated as of October 19, 2001, amended and restated as of October 11, 2002 (the "364-Day Credit Agreement"), and a Five-Year Credit Agreement, dated as of October 19, 2001 (the "Five-Year Credit Agreement"), each of which provides a $200 million revolving credit commitment to us from a syndicate of domestic and international banks. These credit agreements allow us to borrow funds on an unsecured basis and all such borrowings will become due no later than October 10, 2003, in the case of the 364-Day Credit Agreement, and October 19, 2006, in the case of the Five-Year Credit Agreement. We may prepay loans made under either credit agreement at any time without premium or penalty (except eurodollar breakage fees, if any). We may use these credit agreements as support for our issuance of Section 4(2) commercial paper and for working capital and general corporate purposes.

     In general, borrowings under these credit agreements bear interest at one of two floating rates selected by us, which will be either (i) a base rate equal to the higher of a reference prime rate or the federal funds rate, plus 0.50%; or (ii) a reference eurodollar rate, adjusted for statutory reserves, plus a spread ranging from 0.11% to 0.625%, in the case of the 364-Day Credit Agreement, and ranging from 0.090% to 0.600%, in the case of the Five-Year Credit Agreement. The applicable spread for each credit agreement is determined on the basis of our debt ratings by S&P and Moody's from time to time in effect, which ratings are also used in determining the applicable facility fee, which may range from 0.04% to 0.125% of the aggregate commitments under the 364-Day Credit Agreement and from 0.06% to 0.150% of the aggregate commitments under the Five-Year Credit Agreement. In addition, at any time that the amount drawn under either facility is greater than 50% of the commitments under such facility, we must pay an additional utilization fee of 0.05% per annum with respect to such facility.

     We may also elect to borrow funds under these credit agreements on a competitive bid basis in which lenders submit bids specifying the interest rate they propose to apply. We are not required to accept any of the proposed rates. However, if we do accept loans at a bid rate, we cannot reject loans from another participating lender who submits a lower bid rate.

     These credit agreements contain conditions to funding, representations and warranties, affirmative covenants and negative covenants which are customary for these types of facilities. The most restrictive covenant in these credit agreements requires that we maintain a ratio of consolidated total debt to consolidated net worth, as such terms are defined in the credit agreements, of not more than 2 to 1.

     We can increase the amount the lenders are committed to lending us under either of these credit agreements provided that the total amount of commitments under the Five-Year Credit Agreement and the 364-Day Credit Agreement do not exceed $600 million less the amount of any reductions in the commitments under either credit agreement. Our borrowings under these credit agreements, which have not been guaranteed by any of our subsidiaries, rank on parity in right of payment with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. There were no amounts outstanding under either of these facilities as of January 31, 2003 or as of the date of this prospectus.

     Terminated Credit Agreement. On February 25, 2003 we entered into a 364-Day Interim Credit Agreement (the "Interim Credit Agreement") which initially provided a $700 million revolving credit commitment to us from a syndicate of banks. Effective March 17, 2003, and pursuant to the terms of the Interim Credit Agreement, we elected to terminate the lenders' aggregate commitments under the Interim Credit Agreement. At that time, there were no amounts outstanding under the Interim Credit Agreement.

MEDIUM-TERM NOTES

     We have outstanding $20 million aggregate principal amount of 7.38% medium-term notes issued in May 1995 and $10 million aggregate principal amount of 6.82% medium-term notes issued in June 1995. The 7.38% medium-term notes mature on May 10, 2005 and the 6.82% medium-term notes mature on June 1, 2005. Interest on all of these medium-term notes is payable semi-annually on May 1 and November 1. The indebtedness evidenced by the medium-term notes, which has not been guaranteed by any of our subsidiaries, is unsecured and ranks on parity in right of payment with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. The trust indenture under which the medium-term notes were issued contains negative covenants restricting and limiting our ability to engage in certain activities, including, but not limited to:

     - limitations on our ability to incur secured indebtedness, subject to certain exceptions, unless concurrently with the issuance of such indebtedness, the medium-term notes are secured equally and ratably with such indebtedness;

     - restrictions on sale and leaseback transactions; and

     - restrictions on consolidations, mergers and sales of assets.

     At January 31, 2003, we had available for issuance $220 million of debt securities under the SEC shelf registration statement pursuant to which we issued the 7.38% medium-term notes and the 6.82% medium-term notes.

INDUSTRIAL REVENUE BONDS

     At January 31, 2003, our subsidiaries had approximately $10.2 million of indebtedness primarily relating to the following issues of industrial revenue bonds:

     - approximately $5.5 million aggregate principal amount due 2014, issued in 1991 by the Granville County Industrial Facilities and Pollution Control Financing Authority of Granville County, North Carolina to finance the construction of a china manufacturing facility operated by Lenox, Incorporated, a wholly owned subsidiary of the Company ("Lenox");

     - approximately $2 million aggregate principal amount due 2005, issued in 1995 by the Rhode Island Industrial Facilities Corporation to finance the purchase by Lenox of equipment for use in the manufacturing of fine silver and stainless steel flatware; and

     - $2.2 million aggregate principal amount due 2026, issued in 1992 by the Industrial Development Board of Wilson County, Tennessee to finance an expansion project for a manufacturing facility operated by Hartmann Luggage Company ("Hartmann").

     Lenox or Hartmann, as applicable, must pay the principal and interest due on the above bonds pursuant to loan agreements entered into with the issuing authority. Each of the above issues of revenue bonds currently has a variable interest rate, which Lenox or Hartmann, as applicable, may convert to a fixed rate at any time; however, neither the variable interest rate nor the fixed interest rate under any of the bond issues may exceed 15%. The bondholders of each of the bond issues may require Lenox or Hartmann, as applicable, to redeem the bonds at any time prior to their conversion to a fixed interest rate. In addition, Lenox or Hartmann, as applicable, may redeem the bonds (1) at any time prior to their conversion to a fixed interest rate, (2) five years (in the case of the 2014 bonds and the 2026 bonds) or three years (in the case of the 2005 bonds) after the applicable conversion date and (3) at any time if the financed project cannot be completed or continued due to extraordinary events. The bonds must also be redeemed in the event of certain determinations by the Internal Revenue Service. We unconditionally guaranteed the full and prompt payment of principal and interest on each of the issues of revenue bonds and other required payments under the related indentures and loan agreements.

                       DESCRIPTION OF THE EXCHANGE NOTES

     You can find the definitions of certain terms used in this description under the subheading "-- Certain Definitions." In this description, the words "we", "us" and "our" refer to Brown-Forman Corporation only, and do not include any subsidiaries of Brown-Forman Corporation.

     We are issuing the 2006 exchange notes and the 2008 exchange notes under the same indenture, dated as of March 13, 2003, between us and National City Bank, as trustee, under which we issued the old 2006 notes and the old 2008 notes. The terms of the 2006 exchange notes and the 2008 exchange notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. Because this section is a summary, it does not describe every aspect of the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of exchange notes. The indenture has been filed as an exhibit to the registration statement of which this prospectus is a part and is incorporated by reference in this prospectus. You may obtain a copy of the indenture by requesting one from us. See "Additional Information." Certain capitalized terms used in this description but not defined below under "-- Certain Definitions" have the meanings assigned to them in the indenture.

     As described under "Exchange Offer" we agreed with the initial purchasers of the old 2006 notes and the old 2008 notes to file a registration statement enabling eligible holders to exchange the old 2006 and the old 2008 notes for exchange notes having identical terms in all material respects, except for certain provisions relating to transfer restrictions, registration rights and additional interest. The old 2006 notes along with the 2006 exchange notes, and the old 2008 notes along with the 2008 exchange notes, each constitute a single series of securities under the indenture and therefore, when a vote of a single series is contemplated, will vote together as a single class for purposes of determining whether holders of the requisite percentage in aggregate principal amount of notes of a series have taken actions or exercised rights they are entitled to take or exercise under the indenture. In this "Description of Exchange Notes";

     - we refer to the old 2006 notes and the 2006 exchange notes together as the "2006 notes";

     - we refer to the old 2008 notes and the 2008 exchange notes together as the "2008 notes"; and

     - we refer to any and all notes issued under the indenture collectively as the "notes."

     We do not intend to apply for listing or quotation of the 2006 exchange notes or the 2008 exchange notes on any securities exchange or automated quotation system.

PRINCIPAL, MATURITY, AND INTEREST

     As of the date of this prospectus, $250 million in aggregate principal amount of the old 2006 notes and $350 million in aggregate principal amount of the old 2008 notes issued under the indenture are outstanding. The 2006 exchange notes will be limited to $250 million aggregate principal amount and the 2008 exchange notes will be limited to $350 million aggregate principal amount. After completion of the exchange offer, we may reopen either series and issue an unlimited aggregate principal amount of additional notes of either series from time to time. The exchange notes and the old notes of the applicable series and any additional notes of that series subsequently issued under the indenture would be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase, except where all series of notes are treated under the indenture as a single class. We will issue 2006 exchange notes and 2008 exchange notes in denominations of $1,000 and integral multiples of $1,000.

     The 2006 exchange notes will mature on March 15, 2006, and the 2008 exchange notes will mature on March 15, 2008, unless redeemed prior to that date, as described under "-- Optional Redemption." Interest on the 2006 exchange notes will accrue at the rate of 2.125% per year, and interest on the 2008 exchange notes will accrue at the rate of 3.0% per year. We will pay interest on the 2006 exchange notes and the 2008 exchange notes semi-annually in arrears on March 15 and September 15, commencing on September 15, 2003. We will make each interest payment to the persons who are the registered holders of the exchange notes on the immediately preceding March 1 and September 1, respectively.

     Interest on the 2006 exchange notes and the 2008 exchange notes will accrue from the last interest payment date on which interest was paid on the old note surrendered in exchange therefor or, if no interest has been paid on the old notes surrendered, from the date of its original issue. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

RANKING

     The payment of principal, interest, and premium, if any, on the 2006 exchange notes and the 2008 exchange notes are our general unsecured senior obligations and will rank equally with all of our other senior unsecured indebtedness from time to time outstanding. As of January 31, 2003, after giving effect to the offering of the old notes, the application of a portion of the net proceeds form the offering of the old notes to fund our recently completed issuer self tender offer and the remainder to reduce debt then-outstanding under our commercial paper program, we had approximately $638.3 million of senior unsecured debt. Of that amount, approximately $10.2 million was indebtedness of our subsidiaries. See "Description of Certain Indebtedness." Because the creditors of our subsidiaries have direct claims on the subsidiaries and their assets, the claims of holders of our debt securities are "structurally subordinated" to any existing and future liabilities of our subsidiaries. This means that the creditors of the subsidiaries have priority in their claims on the assets of our subsidiaries over our creditors. In addition, a substantial portion of our ordinary course liabilities, including accounts payable and accrued liabilities, as reflected on our consolidated balance sheet at January 31, 2003, were incurred by our subsidiaries. The indenture does not contain any covenants or provisions that would afford the holders of the exchange notes protection in the event of a highly leveraged or similar transaction.

OPTIONAL REDEMPTION

     The 2008 notes will be redeemable in whole or in part at any time and from time to time, at our option, at a redemption price equal to the greater of:

     - 100% of the principal amount of the 2008 notes to be redeemed; or

     - the sum of the present values of the remaining scheduled payments of principal and interest on the 2008 notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury Rate (as defined below) plus 15 basis points.

     We will pay accrued and unpaid interest on the principal amount of such 2008 notes being redeemed to the date of redemption.

     The 2006 notes will not be redeemable prior to maturity.

     Notice of redemption will be mailed at least 30 days but no more than 60 days before the redemption date to each holder of 2008 notes to be redeemed, at its registered address. The notice of redemption for the 2008 notes will state among other things, the amount of such 2008 notes to be redeemed, the redemption date, and the place or places that payment will be made upon presentation and surrender of 2008 notes to be redeemed. Unless we default in the payment of the redemption prices, interest will cease to accrue at the redemption date on any 2008 notes that have been called for redemption.

MANDATORY REDEMPTION; SINKING FUND

     No mandatory redemption obligation will be applicable to the 2006 exchange notes or the 2008 exchange notes. Neither the 2006 exchange notes nor the 2008 exchange notes will be subject to, nor have the benefit of, a sinking fund.

CERTAIN COVENANTS

  Limitation on Liens

     The indenture provides that if we or any of our Subsidiaries (as defined below) incurs, issues, assumes or guarantees any Indebtedness secured by a Mortgage (as defined below) on any Principal Property (as defined below) of ours or of any Subsidiary or on any shares of capital stock or Indebtedness (to us or any other Subsidiary) of any Subsidiary that owns Principal Property, we will secure, or cause such Subsidiary to secure, the outstanding notes equally and ratably with such secured Indebtedness, unless after giving effect thereto the aggregate amount of all such secured Indebtedness, together with all Attributable Debt (as defined below), of ours and of our Subsidiaries in respect of sale and lease-back transactions involving Principal Properties (other than certain sale and lease-back transactions that are permitted under "Limitation on Sale and Leaseback Transactions") would constitute less than 15% of our and our consolidated Subsidiaries' Consolidated Net Assets (as defined below) upon such incurrence, issuance, assumption or guarantee. This restriction will not apply in the case of:

     - Mortgages affecting property of any corporation existing at the time such corporation becomes a Subsidiary or at the time it is acquired by us or a Subsidiary or arising thereafter under contractual commitments entered into prior to and not in contemplation of such corporation's becoming a Subsidiary or being acquired by us or a Subsidiary;

     - Mortgages existing at the time of acquisition of the property affected by such Mortgage, or Mortgages incurred to secure payment of all or part of the purchase price of such property or to secure Indebtedness incurred prior to, at the time of, or within 180 days after, the acquisition of such property for the purpose of financing all or part of the purchase price of such property (provided such Mortgages are limited to such property and improvements to such property);

     - Mortgages placed into effect prior to, at the time of, or within 180 days of completion of construction of new facilities (or any improvements to existing facilities) to secure all or part of the cost of construction or improvement of such facilities, or to secure Indebtedness incurred to provide funds for any such purpose (provided such Mortgages are limited to the property or portion thereof upon which the construction being so financed occurred and improvements the cost of construction of which is being so financed);

     - Pledges or deposits in the ordinary course of business and in connection with bids, tenders, contracts or statutory obligations or to secure surety or performance bonds;

     - liens imposed by law, such as carriers', warehousemen's and mechanics' and materialmen's liens, arising in the ordinary course of business;

     - liens for taxes or assessments or governmental charges or levies, so long as such taxes or assessments or governmental charges or levies are not due and payable, or the same can be paid thereafter without penalty, or the same are being contested in good faith;

     - minor encumbrances, easements or reservations which do not in the aggregate materially adversely affect the value of the properties or impair their use;

     - Mortgages in respect of judgments that do not result in an event of default under the indenture;

     - Mortgages which secure only debt owing by a Subsidiary to us or to a Subsidiary of ours;

     - Mortgages required by any contract or statute in order to permit us or a Subsidiary to perform any contract or subcontract made by it with or at the request of the United States of America or any state, or any department, agency, instrumentality or political subdivision of any of the foregoing or the District of Columbia, and Mortgages on property owned or leased by us or a Subsidiary (a) to secure any Indebtedness incurred for the purpose of financing (including any industrial development bond financing) all or any part of the purchase price or the cost of constructing, expanding or improving the property subject thereto (provided such Mortgages are limited to the property or portion thereof upon which the construction being so financed occurred and the improvements the cost of construction of which is being so financed), or
       (b) needed to permit the construction, improvement, attachment or removal of any equipment designed primarily for the purpose of air or water pollution control, provided that such Mortgages shall not extend to other property or assets of us or any Subsidiary;

     - landlords' liens on property held under lease;

     - Mortgages, if any, in existence on the date the old 2006 notes and old 2008 notes were issued; and

     - certain extensions, renewals, replacements or refundings of Mortgages referred to in the foregoing clauses.

  Limitation on Sale and Leaseback Transactions

     The indenture provides that neither we nor any of our Subsidiaries may, after the effective date of the indenture, enter into any sale and lease-back transaction involving any Principal Property acquired or placed into service more than 180 days prior to such transaction, whereby such property has been or is to be sold or transferred by us or any Subsidiary, unless:

     - we or such Subsidiary would at the time of entering into such transaction be entitled to create Indebtedness secured by a Mortgage on such property as described in "-- Limitations on Liens" above in an amount equal to the Attributable Debt with respect to the sale and lease-back transaction without equally and ratably securing the outstanding notes; or

     - we apply to the retirement or prepayment (other than any mandatory retirement or prepayment) of our Funded Debt (as defined below), or to the acquisition, development or improvement of Principal Property, an amount equal to the net proceeds from the sale of the Principal Property so leased within 180 days of the effective date of any such sale and lease-back transaction, provided that the amount to be applied to the retirement or prepayment of our Funded Debt shall be reduced by the principal amount of any notes delivered by us to the trustee within 180 days after such sale and lease-back transaction for retirement and cancellation.

     This restriction will not apply to any sale and lease-back transaction (i) involving the taking back of a lease for a period of three years or less; (ii) involving industrial development or pollution control financing; or (iii) between us and a Subsidiary or between Subsidiaries.

  Merger, Consolidation or Sale of Assets

     The indenture prohibits us from merging into or consolidating with any other person or selling, leasing or conveying substantially all of our assets and the assets of our Subsidiaries, taken as a whole, to any person, unless:

     - either we are the continuing corporation or the successor corporation or the person which acquires by sale, lease or conveyance substantially all our or our Subsidiaries' assets is a corporation organized under the laws of the United States, any state thereof, or the District of Columbia, and expressly assumes the due and punctual payment of the principal of, and premium, if any, and interest on all the notes and the due and punctual performance and observance of every covenant and condition of the indenture to be performed or observed by us, by supplemental indenture satisfactory to the trustee, executed and delivered to the trustee by such corporation;

     - we, such successor corporation, or such person shall not, immediately after giving effect to the transaction, be in default in the performance of any such covenant or condition; and

     - we have delivered to the trustee an officers' certificate and an opinion of counsel each stating that such transaction and such supplemental indenture comply with the indenture provisions and that all conditions precedent in the indenture relating to such transaction have been complied with.

     Upon any consolidation or merger with or into any other person or any sale, conveyance, lease, or other transfer of all or substantially all of our or our Subsidiaries' assets to any person, the successor person shall succeed to, and be substituted for, us under the indenture, the notes and the registration rights agreement described under "Exchange Offer" and "Registration Rights," and we shall be relieved of all obligations and covenants under the indenture, the notes, and the registration rights agreement to the extent we were the predecessor person.

CERTAIN DEFINITIONS

     "Attributable Debt" means, with respect to any sale and lease-back transaction, as of any particular time, the present value discounted at the rate of interest implicit in the terms of the lease (as determined in good faith by us) of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at our option, be extended).

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term ("Remaining Life") of the 2008 notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such 2008 notes.

     "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

     "Consolidated Net Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting all current liabilities (excluding any portion of current liabilities constituting Funded Debt by reason of being renewable or extendable), all as set forth on the balance sheet for the most-recently ended fiscal quarter of the person for which such determination is being made and computed in accordance with generally accepted accounting principles.

     "Funded Debt" means all indebtedness for money borrowed classified as long-term debt on the audited balance sheet for the most-recently ended fiscal period (or if incurred subsequent to the date of such balance sheet, would have been so classified) of the person for which the determination is being made.

     "Indebtedness" means:

     - any liability of any person for borrowed money, or evidenced by a bond, note, debenture, or similar instrument (including purchase money obligations but excluding Trade Payables), or for the payment of money relating to a lease that is required to be classified as a capitalized lease obligation in accordance with generally accepted accounting principles;

     - any of the foregoing liabilities of another that a person has guaranteed, that is recourse to such person, or that is otherwise its legal liability;

     - mandatorily redeemable preferred or preference stock of one of our Subsidiaries held by anyone other than us or one of our Subsidiaries; and

     - any amendment, supplement, modification, deferral, renewal, extension, or refunding of any liability of the types referred to in the foregoing clauses.

     "Independent Investment Banker" means one of the Reference Treasury Dealers that we appoint to act as the Independent Investment Banker from time to time.

     "Mortgage" means, with respect to an asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

     "Principal Property" means all real property, fixtures, machinery and equipment located within the United States directly engaged in our or our Subsidiaries' manufacturing activities, including manufacturing and processing facilities, except any such real property, fixtures, machinery and equipment which our board of directors determines is not material to our business and our Subsidiaries' business taken as a whole.

     "Reference Treasury Dealer" means each of Banc of America Securities LLC, J.P. Morgan Securities Inc. and Banc One Capital Markets, Inc. and their respective successors and two other firms that are primary U.S. Government securities dealers (each a "Primary Treasury Dealer") which we specify from time to time, provided, however, that if any of them ceases to be a Primary Treasury Dealer, we will substitute another Primary Treasury Dealer.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

     "Significant Subsidiary" means each Subsidiary which is a "significant subsidiary" as defined in Rule 1-02(w) of Regulation S-X, as amended or modified and in effect from time to time.

     "Subsidiary" means any corporation, partnership or other entity of which at the time of determination we own or control directly or indirectly capital stock or equivalent interests having more than 50% of the total voting power of the capital stock or equivalent interests then outstanding and normally entitled to vote in the election of directors, managers or trustees thereof.

     "Trade Payables" means accounts payable or any other Indebtedness or monetary obligations to trade creditors created or assumed in the ordinary course of business in connection with the obtaining of materials, finished products, inventory or services.

     "Treasury Rate" means, with respect to any redemption date, the rate per year equal to: (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities" for the maturity corresponding to the Comparable Treasury Issue, provided that, if no maturity is within three months before or after the Remaining Life of the 2008 notes to be redeemed, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month; or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third business day preceding the redemption date.

EVENTS OF DEFAULT AND REMEDIES

     An "Event of Default" with respect to the 2006 notes or the 2008 notes will occur if:

     - we default in the payment of interest on the notes of the applicable series (including additional interest) when the same becomes due and payable and such default continues for a period of 30 days;

     - we default in payment of the principal of or premium, if any, on such series of notes when the same becomes due and payable, either at maturity, upon any redemption, by declaration, or otherwise;

     - we fail, for 60 days after written notice from the trustee or holders of at least 25% in aggregate principal amount of the notes including any related additional notes, if any, then outstanding of all series (treated as a single class), to observe or perform any of our other covenants or agreements contained in the indenture or the notes;

     - we default in:

      -- the payment of any scheduled principal of or interest on any of our Indebtedness or any Indebtedness of any of our Subsidiaries (other than the notes), aggregating more than $35 million in principal amount, when due and payable after giving effect to any applicable grace period, or

      -- the performance of any other term or provision of any of our Indebtedness or any Indebtedness of any of our Subsidiaries (other than the notes) in excess of $35 million principal amount that results in such Indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, and such acceleration shall not have been rescinded or annulled, or such Indebtedness shall not have been discharged, within a period of 15 days after there has been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding of all series (treated as a single class), a written notice specifying such default or defaults;

     - one or more judgments, decrees, or orders is entered against us or any of our Significant Subsidiaries by a court from which no appeal may be or is taken for the payment of money, either individually or in the aggregate, in excess of $35 million, and the continuance of such judgment, decree, or order remains unsatisfied and in effect for any period of 45 consecutive days after the amount of the judgment, decree or order is due without a stay of execution; and

     - certain events of bankruptcy, insolvency or reorganization occur with respect to us or any of our Significant Subsidiaries.

     In the case of an Event of Default arising from certain events of bankruptcy, insolvency or reorganization with respect to us or any of our Significant Subsidiaries, all outstanding notes will become due and payable immediately without further action or notice. If any Event of Default in the payment of any interest or additional interest on, or the principal of, notes of any series occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes of such series may declare the principal amount and accrued interest of all the notes of such series to be due and payable immediately by notice in writing to us (and to the trustee, if given by the holders of such notes), specifying the respective Event of Default. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes of all series (treated as a single class) may declare the principal amount and accrued interest of all the notes to be due and payable immediately by notice in writing to us (and to the trustee, if given by the holders of such notes), specifying the respective Event of Default.

     The indenture provides that the trustee will, within 90 days after the occurrence of a default with respect to a series of notes, give to the holders of such notes notice of all defaults known to it unless such default shall have been cured.

     The indenture provides that the holders of a majority in aggregate principal amount of the outstanding notes of a series affected (or, if all series are affected, a majority in aggregate principal amount of outstanding notes of all series, treated as a single class) may direct the time, method, and place of conducting any proceeding for any remedy available to the trustee for such series, or exercising any trust or power conferred on such trustee.

     The holders of a majority in aggregate principal amount of the notes of all series then outstanding, by notice to the trustee, may on behalf of the holders of all of the notes waive any existing default or Event of Default and its consequences under the indenture except (i) a continuing default or Event of Default in the payment of interest or additional interest on, or the principal of, any notes and (ii) in respect of a covenant or provision of the indenture, which cannot be modified or amended without the consent of the holders of 100% of the aggregate principal amount of the then outstanding notes affected by such modification or amendment.

     We are required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any default or Event of Default, we are required to deliver to the trustee a statement specifying such default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES, AND STOCKHOLDERS

     None of our directors, officers, employees, incorporators, or shareholders, as such, past, present or future, or any of their successors shall have any liability either directly or through us, whether by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty or otherwise, whatsoever for any of our obligations, covenants or agreements under either series of notes, the indenture, or for any claim based on, in respect of, or by reason of, such obligations, covenants or agreements or their creation or implied therefrom. By accepting an exchange note, each holder of exchange notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes of each series. The waiver may not be effective to waive liabilities under the federal securities laws.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     We may, at our option and at any time, elect to have all of our obligations discharged with respect to the outstanding notes of either series ("Legal Defeasance") except for:

     - the rights of holders of outstanding notes of such series to receive payments in respect of the principal of, or interest or premium and additional interest, if any, on, such notes when such payments are due from the trust referred to below;

     - our obligations with respect to such notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost, or stolen notes, and the maintenance of an office or agency for payment and holding money for payments held in trust;

     - the rights, powers, trusts, duties, and immunities of the trustee, and our obligations in connection therewith; and

     - the Legal Defeasance provisions of the indenture.

     In addition, we may, at our option and at any time, elect to have our obligations released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") as they relate to a particular series and thereafter any omission to comply with those covenants shall not constitute a default or Event of Default with respect to the notes of the applicable series. If a Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the notes of either series.

     In order to exercise either Legal Defeasance or Covenant Defeasance:

     - we must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes of the applicable series, cash in U.S. dollars, obligations issued or guaranteed as to principal and interest by the United States or by a person controlled or supervised by and acting as an instrumentality of the government of the United States pursuant to authority granted by the Congress of the United States, maturing as to principal and interest at such times and in such amounts as will insure the availability of cash, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and additional interest, if any, on, the outstanding notes of such series on the stated maturity or on the applicable redemption date, as the case may be, and we must specify whether the notes are being defeased to maturity or to a particular redemption date;

     - in the case of Legal Defeasance, we shall have delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding notes of such series will not recognize income, gain, or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner, and at the same times as would have been the case if such Legal Defeasance had not occurred;

     - in the case of Covenant Defeasance, we shall have delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes of such series will not recognize income, gain, or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner, and at the same times as would have been the case if such Covenant Defeasance had not occurred;

     - in the case of Covenant Defeasance, no default or Event of Default in respect of such series shall have occurred and be continuing either: (a) on the date of such deposit or (b) insofar as Events of Default from bankruptcy, insolvency or reorganization events are concerned, at any time in the period ending on the 121st day after the date of deposit;

     - such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of or constitute a default under any agreement or instrument to which we or any of our Significant Subsidiaries are a party or by which we or any of our Significant Subsidiaries are bound;

     - such Covenant Defeasance does not cause the trustee to have a conflict of interest for purposes of the Trust Indenture Act with respect to any of the notes;

     - we must deliver to the trustee an officers' certificate stating that the deposit was not made by us with the intent of preferring the holders of notes over our other creditors with the intent of defeating, hindering, delaying or defrauding our creditors or the creditors of others;

     - we must deliver to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with; and

     - we must deliver an opinion of counsel stating that the Legal Defeasance or the Covenant Defeasance does not violate applicable law or require registration under the Investment Company Act of 1940.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next two succeeding paragraphs, the indenture and the notes of either series may be amended or supplemented with the consent of the holders (voting as a single class) of at least a majority in principal amount of the notes of all series then outstanding and affected by such modification or amendment such series (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture or such notes may be waived with the consent of the holders (voting as a single class) of a majority in principal amount of the notes of all series then outstanding and affected by such waiver (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

     Without the consent of each holder of notes affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

     - reduce the percentage of the aggregate principal amount of outstanding notes of the applicable series the consent of whose holders is necessary to an amendment, supplement or waiver;

     - reduce the principal of or extend the fixed maturity of such note or alter the provisions, or waive any payment, with respect to the redemption of such notes;

     - reduce the rate of or change the time for payment of interest on such notes;

     - waive a default or Event of Default in the payment of principal of, or interest or premium, or additional interest, if any, on, such notes (except a rescission of acceleration of the notes of such series by the holders of at least a majority in aggregate principal amount of such notes and a waiver of the payment default that resulted from such acceleration);

     - make any note payable in money other than U.S. dollars;

     - make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or additional interest, if any, on, such notes; or

     - make any change in the preceding amendment and waiver provisions.

     Notwithstanding the preceding, without the consent of any holder of notes, we and the trustee may amend or supplement the indenture or the notes:

     - to cure any ambiguity, defect, or inconsistency;

     - to convey, transfer, assign, mortgage or pledge to the trustee as security for such notes any property or assets;

     - to provide for uncertificated notes in addition to or in place of certificated notes;

     - to provide for the assumption of our obligations to holders of notes in the case of a merger or consolidation or sale or other disposition of all or substantially all of our assets;

     - to evidence and provide for a successor trustee;

     - to make any change that would provide any additional rights or benefits to the holders of notes of either or both series or that does not adversely affect the legal rights under the indenture of any such holder;

     - to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

     - to provide for the issuance of additional notes of either series in accordance with the limitations set forth in the indenture; or

     - to allow any subsidiary to guarantee the notes of either series.

PAYING AGENT AND REGISTRAR FOR THE NOTES

     The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to the holders of the notes, and we or any of our Subsidiaries may act as paying agent or registrar.

TRANSFER AND EXCHANGE

     The 2006 exchange notes and the 2008 exchange notes may be transferred or exchanged in accordance with the indenture. The registrar and the trustee may require a holder of exchange notes, among other things, to furnish appropriate endorsements and transfer documents and we may require a holder to pay any taxes and fees required by law or permitted by the indenture. We are not required to transfer or exchange any exchange note selected for redemption. Also, we are not required to transfer or exchange any exchange note for a period of 15 days before a selection of notes to be redeemed.

     The registered holder of an exchange note will be treated as its owner for all purposes.

CONCERNING THE TRUSTEE

     If the trustee becomes a creditor of ours, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions, but if it acquires any conflicting interest, it must eliminate such conflict within 90 days or apply to the SEC for permission to continue or resign.

     The holders of a majority in principal amount of the then outstanding notes of a series affected (or, if all series are affected, a majority in aggregate principal amount of outstanding notes of all series treated as a single class) will have the right to direct the time, method, and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that if an Event of Default shall occur and be continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

BOOK-ENTRY, DELIVERY AND FORM

     Except as set forth below, the 2006 exchange notes and the 2008 exchange notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000.

     Exchange notes of each series will be in book-entry form and represented by one or more permanent global certificates in fully registered, global form without interest coupons. We refer to these collectively as the "global exchange notes." The global exchange notes will be deposited upon issuance with the trustee as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

     Except as set forth below, the global exchange notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global exchange notes may not be exchanged for exchange notes in certificated form except in the limited circumstances described below. See "-- Exchange of global exchange notes for certificated exchange notes." Except in the limited circumstances described below, owners of beneficial interests in the global exchange notes will not be entitled to receive physical delivery of exchange notes in certificated form.

     Transfers of any interests in the global exchange notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

DEPOSITORY PROCEDURES

     The following description of the operations and procedures of DTC are provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to changes by DTC from time to time. We do not take any responsibility for these operations and procedures, and we urge investors to contact DTC or its participants directly to discuss these matters.

     DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and the Indirect Participants.

     DTC has also advised us that, pursuant to procedures established by it:

     - upon deposit of the global exchange notes, DTC will credit the accounts of Participants with the principal amount of exchange notes represented by such global exchange notes; and

     - ownership of these interests in the global exchange notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the global exchange notes).

     Investors in the global exchange notes who are Participants in DTC's system may hold their interests therein directly through DTC. Investors in the global exchange notes who are not Participants may hold their interests therein indirectly through organizations which are Participants in such system. The laws of some states may require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global exchange note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of themselves or Indirect Participants, the ability of a person having beneficial interests in a global exchange note to pledge or transfer such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

     SO LONG AS DTC OR ITS NOMINEE IS THE REGISTERED OWNER OF THE GLOBAL EXCHANGE NOTES, DTC OR SUCH NOMINEE, AS THE CASE MAY BE, WILL BE CONSIDERED THE SOLE OWNER OR HOLDER OF THE INTERESTS REPRESENTED BY THE GLOBAL EXCHANGE NOTES FOR ALL PURPOSES UNDER THE INDENTURE. EXCEPT AS DESCRIBED BELOW, OWNERS OF BENEFICIAL INTERESTS IN THE GLOBAL EXCHANGE NOTES WILL NOT HAVE EXCHANGE NOTES REGISTERED IN THEIR NAMES, WILL NOT RECEIVE PHYSICAL DELIVERY OF EXCHANGE NOTES IN CERTIFICATED FORM, AND WILL NOT BE CONSIDERED THE REGISTERED OWNERS OR "HOLDERS" THEREOF UNDER THE INDENTURE FOR ANY PURPOSE INCLUDING WITH RESPECT TO THE GIVING OF ANY DIRECTION, INSTRUCTION OR APPROVAL TO THE TRUSTEE UNDER THE INDENTURE. ACCORDINGLY, EACH HOLDER OWNING A BENEFICIAL INTEREST IN A GLOBAL EXCHANGE NOTE MUST RELY ON THE PROCEDURES OF DTC AND, IF THE HOLDER IS NOT A PARTICIPANT OR INDIRECT PARTICIPANT, ON THE PROCEDURES OF THE PARTICIPANT AND ANY OTHER INTERMEDIARIES THROUGH WHICH THE HOLDER OWNS ITS INTEREST, TO EXERCISE ANY RIGHTS OF A HOLDER OF EXCHANGE NOTES UNDER THE INDENTURE OR THE GLOBAL EXCHANGE NOTE.

     Payments in respect of the principal of, and interest and premium, if any, and additional interest, if any, on, a global exchange note registered in the name of DTC or its nominee will be payable to DTC or such nominee in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the exchange notes, including the global exchange notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee nor any agent of ours or of the trustee has or will have any responsibility or liability for:

     - any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interest in the global exchange notes or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the global exchange notes; or

     - any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

     DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the exchange notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of exchange notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the exchange notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

     Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

     DTC has advised us that it will take any action permitted to be taken by a holder of exchange notes only at the direction of one or more Participants to whose account DTC has credited the interests in the global exchange notes and only in respect of such portion of the aggregate principal amount of the exchange notes of the applicable series as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under such exchange notes, DTC reserves the right to exchange the global exchange notes for exchange notes in certificated form, and to distribute such exchange notes to its Participants.

     Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the global exchange notes among participants in DTC, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we nor the trustee nor any of our or their respective agents will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing DTC's operations.

EXCHANGE OF GLOBAL EXCHANGE NOTES FOR CERTIFICATED EXCHANGE NOTES

     A global exchange note is exchangeable for definitive exchange notes in registered certificated form ("certificated exchange notes") if:

     - DTC (a) notifies us that it is unwilling or unable to continue as depositary for the global exchange notes and we fail to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Exchange Act;

     - we, at our option, notify the trustee in writing that we elect to cause the issuance of the certificated exchange notes; or

     - there shall have occurred and be continuing a default or Event of Default with respect to the notes of the applicable series.

     In addition, beneficial interests in a global exchange note may be exchanged for certificated exchange notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, certificated exchange notes delivered in exchange for any global exchange note or beneficial interests in global exchange notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

SAME-DAY SETTLEMENT AND PAYMENT

     We will make payments in respect of the exchange notes represented by the global exchange notes (including principal, premium, if any, interest and additional interest, if any) by wire transfer of immediately available funds to the accounts specified by the global exchange note holder. We will make all payments of principal, interest and premium and additional interest, if any, with respect to any certificated exchange notes by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address. The exchange notes represented by the global exchange notes are expected to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such exchange notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any certificated exchange notes will also be settled in immediately available funds.

GOVERNING LAW

     The indenture, the exchange notes and notes are governed by, and construed in accordance with, the laws of the State of New York.

                              REGISTRATION RIGHTS

     In connection with the issuance of the old notes on March 13, 2003, we entered into a registration rights agreement with the initial purchasers of the old notes under which we agreed to conduct this exchange offer and, in circumstances described under "-- Shelf Registration" below, register the resale of outstanding old notes.

     Because this section is a summary, it does not describe every aspect of the registration rights agreement. This summary is subject to, and qualified in its entirety by reference to, all the provisions of the registration rights agreement, including definitions of certain terms used in it.

EXCHANGE OFFER

     We agreed in the registration rights agreement to use our reasonable best efforts to:

     - file a registration statement relating to the exchange offer for the old notes, of which this prospectus is a part, with the SEC no later than the 90th day after the issue date of the old notes;

     - have the exchange offer registration statement declared effective under the Securities Act by the SEC no later than the 150th day after the issue date of the old notes;

     - cause the exchange offer registration statement to remain effective until the closing of the exchange offer; and

     - complete the exchange offer no later than 180 days after the issue date of the old notes (the "exchange offer consummation deadline").

     If you wish to exchange your old notes for exchange notes in the exchange offer, you are required to make certain representations described under "Exchange Offer -- Procedures for Tendering" and in the letter of transmittal.

     Under the registration rights agreement, we are required, subject to the terms of that agreement, to allow any broker-dealer which acquired the old notes for its own account as a result of market making or other trading activities and other persons, if any, required to deliver a prospectus meeting the requirements of the Securities Act to use the prospectus contained in the exchange offer registration statement in connection with the resale of such exchange notes. A broker-dealer or any other person that delivers such a prospectus to purchasers in connection with such resales will be subject to certain civil liability provisions under the Securities Act and will be bound by the provisions of the registration rights agreement (including certain indemnification rights and obligations). See "Plan of Distribution" for further details.

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

SHELF REGISTRATION

     We may be required to file a shelf registration statement to permit certain holders of Registrable Notes (as defined below) who are not eligible to participate in the exchange offer to resell the Registrable Notes periodically without being limited by the transfer restrictions.

     We will be required to file a shelf registration statement only if:

     - there is a change in applicable law or interpretations thereof by the staff of the SEC, and as a result we are not permitted to effect the exchange offer as contemplated by the registration rights agreement;

     - the exchange offer registration statement is not declared effective within 150 days after the issue date of the old notes or the exchange offer is not consummated on or before the exchange offer consummation deadline, but we may terminate the shelf registration statement at any time, without penalty, if the exchange offer registration statement is declared effective or the exchange offer is consummated; or

     - such registration is requested by any holder of the old notes after consummation of the exchange offer but before the date that is 20 days after the consummation of the exchange offer if such holder:

      -- is an initial purchaser who purchased the old notes from us in the original sale of the old notes, with respect to old notes not eligible to be exchanged for exchange notes in the exchange offer or

      -- is other than such an initial purchaser, if such holder is not eligible to exchange the old notes for exchange notes in the exchange offer or does not receive freely tradable exchange notes in the exchange offer other than by reason of the holder being an affiliate of ours (it being understood that the requirement that a broker-dealer deliver the prospectus included in the exchange offer registration statement in connection with sales of exchange notes will not result in such exchange notes being not "freely tradable").

     If a shelf registration statement is required, we will use our reasonable best efforts to:

     - file the shelf registration statement with the SEC within 60 days after the earliest to occur of:

      -- the day on which we determine that we are not permitted to effect the exchange offer contemplated by the registration rights agreement;

      -- the day on which we receive notice from a holder entitled to request registration in accordance with the foregoing paragraph; or

      -- the exchange offer consummation deadline;

     - have the shelf registration statement be declared effective by the SEC no later than the 90th day after the date on which we become obligated to file such shelf registration; and

     - to keep the shelf registration statement continuously effective for a period of two years after the latest date on which any old notes are originally issued (one year, if it is filed at the request of a holder of old notes) or, if earlier, until all the Registrable Notes covered by the shelf registration statement are sold thereunder, become eligible for resale pursuant to Rule 144 under the Securities Act, or cease to be Registrable Notes.

     Notwithstanding the foregoing, we may, by notice to holders of Registrable Notes, suspend the availability of a shelf registration statement and the use of the related prospectus, if:

     - such action is required by applicable law;

     - our board of directors determines in good faith that such action would impede, delay or otherwise interfere with any proposed or pending material corporate transaction or that such action would require disclosure of material non-public information, the disclosure of which at such time would not be in our or our stockholders' best interests; or

     - the existence of any fact or the happening of any event that makes any statement of a material fact made in the shelf registration statement or the related prospectus untrue or requires the making of any changes in or additions to the registration statement or related prospectus to make the statements therein not misleading.

     The period for which we are obligated to keep the shelf registration statement continuously effective will be extended by the period of such suspension, but in no event past the second anniversary of the original issuance date of the old notes (one year, if it is filed at the request of a holder of old notes). Each holder of Registrable Notes will be required to discontinue disposition of Registrable Notes pursuant to the shelf registration statement upon receipt from us of notice of any events described in the preceding paragraph or certain other events specified in the registration rights agreement.

     The shelf registration statement will permit only certain holders to resell their old notes from time to time. In particular, these holders must:

     - provide certain information in connection with the shelf registration statement; and

     - agree in writing to be bound by all provisions of the registration rights agreement (including certain indemnification obligations).

     A holder who sells old notes pursuant to the shelf registration statement will be required to be named as a selling security holder in the prospectus and to deliver a copy of the prospectus to purchasers. If we are required to file a shelf registration statement, we will provide to each holder of the old notes copies of the prospectus that is a part of the shelf registration statement and notify each of these holders when the shelf registration statement becomes effective. These holders will be subject to certain of the civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the registration rights agreement which are applicable to these holders (including certain indemnification obligations).

     "Registrable Notes" means the old notes; provided, however, that any old notes shall cease to be Registrable Notes when:

     - a registration statement with respect to such old notes shall have been declared effective under the Securities Act and such old notes shall have been disposed of pursuant to the registration statement;

     - such old notes shall have been sold pursuant to Rule 144 under the Securities Act (or any similar provision then in force) or shall have become salable pursuant to Rule 144(k) under the Securities Act (or any similar provision then in force);

     - such old notes shall have ceased to be outstanding; or

     - such old notes have been exchanged for exchange notes, the offer and sale of which have been registered pursuant to the exchange offer registration statement, upon consummation of the exchange offer, subject to certain exceptions.

ADDITIONAL INTEREST

     If a Registration Default (as defined below) occurs, then we will be required to pay additional interest to each holder of Registrable Notes. During the first 90-day period that a Registration Default occurs and is continuing, we will pay additional interest on the Registrable Notes at a rate of 0.25% per year. If a Registration Default occurs and is continuing for a period of more than 90 days, then the amount of additional interest we are required to pay on the Registrable Notes will increase, effective from and after the 90th day in that period, by an additional 0.25% per year until all Registration Defaults have been cured. However, in no event will the rate of additional interest exceed 0.50% per year and we will not be required to pay additional interest for more than one Registration Default at a time. This additional interest will accrue only for those days that a Registration Default occurs and is continuing. All accrued additional interest will be paid to the holders of the old notes in the same manner as interest payments on the old notes, with payments being made on the interest payment dates for the old notes. Following the cure of all Registration Defaults, no more additional interest will accrue unless a subsequent Registration Default occurs. Additional interest will not be payable on any old notes other than Registrable Notes.

     A "Registration Default" will occur if:

     - we fail to file any of the registration statements required by the registration rights agreement on or before the date specified for that filing;

     - any such registration statement is not declared effective by the SEC on or prior to the date specified for its effectiveness;

     - we fail to complete the exchange offer on or prior to the exchange offer consummation deadline (other than in the event we file a shelf registration statement because we determined that we are not permitted to effect the exchange offer); or

     - the shelf registration statement is declared effective but thereafter ceases to be effective or, except as a result of specified matters relating to selling holders, usable in connection with resales of the old notes during the periods specified in the registration rights agreement, except during limited periods as a result of the exercise by us of our right to suspend use of the shelf registration statement and the related prospectus as described under "-- Shelf Registration" above.

                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain U.S. federal income tax considerations relating to the exchange of the old notes for exchange notes, and the ownership and disposition of notes, in each case, by holders thereof who are U.S. persons. This summary does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), proposed, temporary and final regulations, rulings, and judicial decisions all as in effect on the date hereof. These authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions. In this summary we refer to the old notes and the exchange notes collectively as the "notes."

     This summary assumes that the notes are held as capital assets and that the holders of the notes are initial holders (within the meaning of applicable tax regulations) of the old notes who purchased the old notes at their initial offering price, that is, the initial price at which a substantial amount of the old notes were sold to persons (other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) for money. This summary does not address the tax considerations arising under the laws of any foreign, state, or local jurisdiction. This summary does not address all the potential tax considerations relating to the notes, such as considerations relating to tax reporting, disclosure or listing or considerations applicable to a holder's particular circumstances or to holders that may be subject to special tax rules, including, without limitation:

     - holders subject to the alternative minimum tax;

     - banks;

     - tax-exempt organizations,

     - insurance companies;

     - dealers in securities or currencies;

     - traders in securities or commodities or dealers in commodities that elect to use a mark-to-market method of accounting;

     - financial institutions;

     - holders whose "functional currency" is not the U.S. dollar;

     - persons that will hold the notes as a position in a hedging transaction, "straddle," "constructive sale," "conversion transaction," or other risk reduction transaction or as part of an integrated investment;

     - foreign persons;

     - retirement plans;

     - RICs; or

     - expatriates.

     If a partnership holds notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes, you should consult your tax advisor.

     THIS SUMMARY OF CERTAIN U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN, OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

EXCHANGE OFFER

     Because the exchange notes should not differ materially in kind or extent from the old notes, your exchange of old notes for exchange notes should not constitute a taxable disposition of the old notes for U.S. federal income tax purposes. As a result, you should not recognize taxable income, gain, or loss on such exchange, your holding period for the exchange notes should generally include the holding period for the old notes so exchanged, and your adjusted tax basis in the exchange notes should generally be the same as your adjusted tax basis in the old notes so exchanged.

PAYMENT OF INTEREST

     The initial price at which a substantial amount of the old notes was sold to persons (other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers) was equal to an amount which was a de minimis discount to the stated principal amount of the old notes. Based on the assumption that the likelihood of additional interest being paid on the notes due to a Registration Default (as described under "Registration Rights") was "remote" within the meaning of applicable Treasury Regulations, the notes were not issued with more than a de minimis amount of original issue discount, if any. In the case of the 2008 notes, we also assumed for purposes of this summary that the likelihood that we will exercise our right (as described under "Description of the Exchange
Notes -- Optional Redemption") to redeem the 2008 notes at a price in excess of the principal amount of the 2008 notes was "remote" within the meaning of applicable Treasury Regulations. Thus, stated interest on the notes will generally be taxable to you as ordinary income at the time it is paid or at the time it accrues in accordance with your method of accounting for U.S. federal income tax purposes.

     We intend to take the position for U.S. federal income tax purposes that any payments of additional interest, as described above under "Registration Rights," would have been taxable to you as additional interest income when received or accrued, in accordance with your method of tax accounting. This position (and this summary) are based in part on the assumption that as of the date of issuance of the old notes, the possibility that additional interest would have to be paid was a remote contingency. Our determination that such possibility was a remote contingency (and that the possibility of our redeeming the 2008 notes at a price in excess of their principal amount was a remote contingency) is binding on you, unless you explicitly disclose that you are taking a different position to the Internal Revenue Service on your tax return for the year during which you acquired the old notes. However, the Internal Revenue Service may take a contrary position from that described above, which could affect the timing and character of both your income, gain or loss from holding or disposing of the notes and our deduction with respect to the payments on the notes. If we are required to pay additional interest on the notes, you should consult your tax advisors concerning the appropriate tax treatment of the payment of such additional interest.

SALE, EXCHANGE, OR DISPOSITION OF NOTES

     You will generally recognize gain or loss upon the sale, exchange, redemption, retirement, or other taxable disposition of a note equal to the difference between the amount realized upon the sale, exchange, redemption, retirement, or other taxable disposition (less an amount attributable to any accrued stated interest not previously included in income, which will be taxable as ordinary income) and your adjusted tax basis in the note. Your adjusted tax basis in a note will generally equal the amount you paid for the note. Generally, any gain or loss recognized on a disposition of the note will be capital gain or loss and will be long-term capital gain or loss if, at the time of such sale, exchange, redemption, retirement or other taxable disposition, the note has been held for more than one year. The ability to deduct capital losses is subject to limitation under U.S. federal income tax laws.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, information reporting requirements will apply to certain payments of principal and interest on the notes and the proceeds of sale of a note unless you are an exempt recipient (such as a corporation). A backup withholding tax at the rate of 30% will apply to such payments if you fail to provide your taxpayer identification number or certification of exempt status or have been notified by the Internal Revenue Service that you are subject to backup withholding.

     Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the registration statement of which this prospectus forms a part is declared effective or, if earlier, until the date on which broker-dealers are no longer required to deliver a prospectus in connection with market-making or other trading activities, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale of exchange notes. Any broker-dealers required to use this prospectus and any amendments or supplements to this prospectus for resales of the exchange notes must notify us of this fact by checking the box on the letter of transmittal requesting additional copies of these documents.

     Notwithstanding the foregoing, we are entitled under the registration rights agreement to suspend the use of this prospectus by broker-dealers under specified circumstances. For example, we may suspend the use of this prospectus if:

     - our board of directors determines in good faith that such action would impede, delay or otherwise interfere with any proposed or pending material corporate transaction involving Brown-Forman or that such action would require the disclosure of material non-public information, the disclosure of which at such time would not be in the best interests of Brown-Forman or its stockholders; or

     - this prospectus contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained in this prospectus, in light of the circumstances under which they were made, not misleading.

     If we suspend the use of this prospectus, the 180-day period referred to above will be extended by a number of days equal to the period of the suspension (but in no event past the second anniversary of the date we issued the old notes).

     We will not receive any proceeds from any sales of the exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of methods of resale, at market prices prevailing at the time of resale, at prices related to those prevailing market prices or at negotiated prices. Any resale may be made directly to the purchaser or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the broker-dealer and/or the purchasers of the exchange notes. Any broker-dealer that resells the exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an

"underwriter" within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by any of those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 180 days after the registration statement of which this prospectus forms a part is declared effective or, if earlier, until the date on which broker-dealers are no longer required to deliver a prospectus in connection with market-making or other trading activities, we will promptly provide additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal.

     We have agreed to pay the expenses incident to the exchange offer, including the reasonable fees and disbursements of one legal counsel for the holders of the old notes, other than commissions or concessions of any brokers or dealers and the fees of any advisors or experts retained by the holders of old notes (other than the legal counsel referred to above), and will indemnify the holders of the exchange notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Ogden Newell & Welch PLLC, Louisville, Kentucky, will pass upon the validity of the exchange notes and various legal matters for us in connection with the exchange notes offered hereby.

                                    EXPERTS

     Our consolidated financial statements as of April 30, 2001 and April 30, 2002 and for each of the three years in the period ended April, 30 2002, incorporated by reference in our annual report on Form 10-K for the year ended April 30, 2002, have been incorporated by reference in this prospectus in reliance upon the report, also incorporated by reference in this prospectus, of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                  CERTAIN DOCUMENTS INCORPORATED BY REFERENCE

     This prospectus incorporates by reference certain documents we have filed or may file with the SEC. The following Brown-Forman documents are incorporated by reference:

     - Annual Report on Form 10-K for the fiscal year ended April 30, 2002;

     - Quarterly Reports on Form 10-Q for the fiscal quarters ended July 31, 2002, October 31, 2002 and January 31, 2003;

     - Current Reports on Form 8-K (but excluding any materials furnished under Item 9 thereof) filed with the SEC on August 13, 2002; August 21, 2002; August 27, 2002; November 1, 2002; December 20, 2002; December 23, 2002;
       February 26, 2003; and March 14, 2003;

     - The portions of our Proxy Statement for our annual meeting of stockholders held on July 25, 2002, filed with SEC on July 1, 2002, that have been incorporated by reference in our Annual Report on Form 10-K for the fiscal year ended April 30, 2002; and

     - All documents filed by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until the expiration of the exchange offer, excluding any materials furnished pursuant to Item 9 or Item 12 of Current Report on Form 8-K unless otherwise expressly stated in such Current Report on Form 8-K.

References to "this prospectus" are intended to include the documents incorporated by reference, which are an integral part of this prospectus. You should obtain and review carefully copies of the documents incorporated by reference. Any statement contained in the documents incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes the statement. Information that we later file with the SEC before the expiration date of the exchange offer will automatically modify and supersede the information previously incorporated by reference in this prospectus and the information set forth in this prospectus. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Any person obtaining a copy of this prospectus may obtain without charge, upon written request to us, a copy of the documents incorporated by reference. See "Additional Information."

                             AVAILABLE INFORMATION

     We are subject to the informational reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we file reports, proxy and information statements, and other information with the SEC. The reports, proxy and information statements, and other information may be inspected and copied at the public reference facilities of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of these materials from the SEC by mail at prescribed rates. You should direct requests to the SEC's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a website (http://www.sec.gov) that contains the reports, proxy and information statements, and other information filed by us.

     Our Class A common stock and Class B common stock are listed on the New York Stock Exchange under the symbols "BF/A" and "BF/B," respectively. You may inspect information filed by us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. You may obtain copies of this information and the documents incorporated by reference in this prospectus at no charge from us. See "Additional Information."

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                                  BROWN-FORMAN

                            BROWN-FORMAN CORPORATION

                             2 1/8% NOTES DUE 2006

                  ($250,000,000 PRINCIPAL AMOUNT OUTSTANDING)

                                      AND

                               3% NOTES DUE 2008

                  ($350,000,000 PRINCIPAL AMOUNT OUTSTANDING)

                   -----------------------------------------

                               OFFER TO EXCHANGE
                   -----------------------------------------

                                 April 30, 2003

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